Filed pursuant to Rule 253(g)(2) File No. 024-12498

EXPLANATORY NOTE

This Offering Circular incorporates all information from the Company’s previous Offering Statements along with all Annual and Semi-Annual Reports regarding Bequest Bonds I, Inc.’s Regulation A Offering, originally qualified on October 30, 2024.

Bequest Bonds I, Inc.

1255 N Gulfstream Ave #101| Sarasota, FL 34236

941.957.9979

Series A Bonds at $1,000 per unit

$75,000,000 Maximum Offering

Dated June 5, 2026

Bequest Bonds I, Inc., a Delaware corporation, or the “Company,” is offering an aggregate amount of $75,000,000 in its Series A Bonds (the “Bonds”) pursuant to this offering circular. The purchase price is $1,000 per Series A Bond with a minimum purchase amount of $1,000.00 for Class A, B, and C Bonds, $20,000 for Class D Bonds, $5,000 for Class E Bonds, and $50,000 for Class F Bonds (the “Minimum Purchase Amount”); however, the Company, in the Manager’s sole discretion, reserves the right to accept lesser purchase amounts. We currently estimate that we will sell an equal number of Class A, Class B, Class C, Class D, Class E, and Class F Bonds.

The Bonds described in this offering circular will be offered and sold on a continuous basis directly through the website www.bqfunds.com.

The aggregate initial offering price of the Bonds will not exceed $75,000,000 in any 12-month period, and there is no minimum number of Bonds that need to be sold as a condition of closing this Offering. This Offering is being conducted on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold in this Offering.

We have engaged Dalmore Group, LLC (the “BOR” or “Dalmore”), member Financial Industry Regulatory Authority(“FINRA”)/Securities Investor Protection Corporation (“SIPC”) and registered as a broker-dealer in all 50 states, to act as the broker-dealer of record to provide processing and compliance services in connection with this offering. The Company will pay Dalmore a fee equal to 1% of the aggregate amount raised by Dalmore up to the first $10,000,000, then a fee equal to 0.60% for any additional amount raised, which does not include a one-time set-up fee and consulting fee payable by the Company to Dalmore. If any other broker-dealer or other agent/person is engaged by the Company in connection with the offering of our Bonds, we will file a post-qualification amendment to the offering statement of which this offering circular forms a part disclosing the names and compensation arrangements prior to any sales by such persons. To the extent that the Company’s officers and directors make any communications in connection with this Offering they intend to conduct such efforts in accordance with an exemption from registration contained in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, none of them is required to register as a broker-dealer.

We expect to commence the sale of the Bonds as of the date on which the offering statement is declared qualified by the United States Securities and Exchange Commission (the “SEC” or “Commission”) and terminate the offering on earliest of: (i) the date we sell the Maximum Offering Amount, (ii) one year from qualification, or (ii) the date upon which our Manager determines to terminate the offering in its sole discretion. This Offering is being conducted pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended, (the “Securities Act”), for Tier 2 offerings.

	Price per Bond		Maximum Offering
Per Series A Bond	$1,000		$75,000,000	(1)
Selling Commission	$0.10	*	$750,000
Proceeds, before expense, to Company	$9.90		$74,250,000

(1)	This includes a managing broker-dealer fee of up to 1% of the aggregate amount raised by Dalmore up to the first $10,000,000, then a fee equal to 0.60% for any additional amount raised, and a non-accountable expense reimbursement of approximately $45,000 which was paid to the Prior Parent, Bequest Capital LLC, for fund set up and administrative costs. Each of the foregoing items of compensation may be re-allowed in whole or in part to Selling Group Members (collectively, the “Selling Commissions and Expenses”).

(2)	All figures are rounded to the nearest dollar.

Generally, no sale may be made to you in the offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

An investment in the Bonds is subject to certain risks and should be made only by people or entities able to bear the risk of and to withstand the total loss of their investment. Currently, there is no market for the Bonds being offered, nor does our Company anticipate one developing. Prospective investors should carefully consider and review that risk as well as the RISK FACTORS beginning on Page 5 of this offering circular. We are not an investment company and are not required to register under the Investment Company Act of 1940; therefore, investors will not receive the protections of such act.

THE SEC DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

FORM 1-A DISCLOSURE FORMAT IS FOLLOWED.

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ABOUT THIS OFFERING CIRCULAR

The information in this offering circular may not contain all of the information that is important to you. You should read this entire offering circular and the exhibits carefully before deciding whether to invest in the Bonds.

Unless the context otherwise indicates, references in this prospectus supplement to the terms “company,” “we,” “us,” and “our,” refer to Bequest Bonds I, Inc., a Delaware corporation.

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OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this offering circular. This summary does not contain all of the information that you should consider before deciding whether to invest in the Series A Bonds. You should carefully read this entire offering circular, including the information under the heading “Risk Factors.”

Our Company. Bequest Bonds I, Inc., a Delaware corporation, was initially formed as a Delaware limited liability company on February 15, 2024 under the name “Bequest Bonds I, LLC.” On August 30, 2024, the Company filed a Certificate of Conversion and Certificate of Incorporation with the Delaware Secretary of State pursuant to Section 265 of the Delaware General Corporation Law, converting from a limited liability company into a Delaware stock corporation under the name “Bequest Bonds I, Inc.” The Company was initially 100% owned by Bequest Capital LLC (“Prior Parent”), which is owned by Shawn Muneio and Martin Saenz. The Company is now 100% owned by Bequest Asset Management, LLC (referred to as “BAM,” “Parent,” or “Manager”), a Delaware limited liability company formed on March 31, 2026 to facilitate indirect ownership of the Company by passive investors and other members of the Company’s management team in various transactions, the details of which have not yet been agreed. BAM is currently owned by Shawn Muneio and Martin Saenz in the same percentages in which the owned the Prior Parent and is expected to remain majority owned and controlled by Shawn Muneio and Martin Saenz for the foreseeable future.

Our business plan is to make direct and indirect investments in performing and non-performing loans secured by real estate. Our principal executive office is located at 2 N Tamiami Trail, Suite 101, Sarasota, FL 34236 and our phone number is 941.957.9979.

Our Management. The Management Team controls the management of the Company through Bequest Asset Management, LLC , which owns 100% of the common shares of the Company and also administers the Company pursuant to a Management Services Agreement (the “Management Services Agreement”) entered into on March 31, 2026. Prior to March 31, 2026, the Company had entered into a management services agreement (“Previous Management Services Agreement”) with LMMS Management LLC, a wholly owned subsidiary of the Prior Parent, which was subsequently assigned to the Prior Parent, and ultimately terminated and replaced by the current Management Agreement, effective March 31, 2026. The replacement of LMMS Management LLC by the Prior Parent and then the Prior Parent by the Parent was done for internal business organization purposes.

At all times since inception, the Company has been owned and operated by Shawn Muneio and Martin Saenz via these intermediate entities. Mr. Muneio and Mr. Saenz have been purchasing distressed mortgage debt, private notes, and distressed real estate nationwide since 2008. They hold well established relationships with key sellers that provide ongoing deal flow. All opportunities are processed with a 3-round technology based due diligence process prior to purchase (i.e. due diligence on property, borrowers, and overall roll up).

The Company’s Management Team consists of Shawn Muneio, Martin Saenz, David Friedman, and James Keefe. The Company’s Board of Directors consists of three of the members of the Management Team: Shawn Muneio, Martin Saenz, and David Friedman. All Company investments are considered and approved by an investment committee (“Investment Committee”) consists of three (3) members: Shawn Muneio, David Friedman, and James Keefe. This committee is responsible for making all final investment decisions for the capital raised by the fund. The Management Team also employs a dedicated staff of asset managers, analysts, and accountants who have field experience in the intended markets in which the Company seeks to engage.

The Offering. We are offering investors the opportunity to purchase up to an aggregate of $75,000,000 of Bonds. See “Plan of Distribution - Who May Invest” for further information. The offering will continue until the earlier of: (i) the date we sell the Maximum Offering Amount, (ii) one year from the date of the offering’s most recent qualification, as may be extended by seeking re-qualification of the offering, or (iii) the date upon which our Manager determines to terminate the offering in its sole discretion (the “Offering Termination Date”).

Our Company will conduct closings in this offering on the last business day of each month, assuming there are funds to close, or the “closing dates,” and each, a “closing date,” until the Offering Termination Date. Once a subscription has been submitted and accepted by the Company, an investor will not have the right to request the return of its subscription payment prior to the next closing date. If subscriptions are received on a closing date and accepted by the Company prior to such closing, any such subscriptions will be closed on that closing date. If subscriptions are received on a closing date but not accepted by the Company prior to such closing, any such subscriptions will be closed on the next closing date. It is expected that settlement will occur on the same day as each closing date. On each closing date, offering proceeds for that closing will be disbursed to us, and Bonds be issued to investors as of the first day of the following month, who are referred to herein as the “Bondholders,” and, in conjunction with the holders of Bonds. If the Company is dissolved or liquidated after the acceptance of a subscription, the respective subscription payment will be returned to the subscriber. The offering is being made on a best-efforts basis through Dalmore Group, LLC.

Company:	Bequest Bonds I, Inc.

Securities Offered:	A maximum of 75,000 Bonds at $1,000 per unit for an aggregate of $75,000,000. The purchase price is $1,000 per Series A Bond with a minimum purchase amount of $1,000.00 for Class A, B, and C Bonds, $20,000 for Class D Bonds, $5,000 for Class E Bonds, and $50,000 for Class F Bonds; however, the Company, in the Manager’s sole discretion, reserves the right to accept lesser purchase amounts.

Interest & Maturity:	There will be six (6) classes of Bonds, as follows:

Class A Bonds carry a per annum interest rate of 5% and are immediately redeemable;

Class B Bonds carry a per annum interest rate of 6% and carry a six-month maturity, beginning on the first day of the first month following the Investor’s purchase of Bond(s);

Class C Bonds carry a per annum interest rate of 7% and carry a one-year maturity, beginning on the first day of the first month following the Investor’s purchase of Bond(s);

Class D Bonds carry a per annum interest rate of 7.5% and carry a five-year maturity, beginning on the first day of the first month following the Investor’s purchase of Bond(s).

Class E Bonds carry a per annum interest rate of 7% and carry a five-year maturity, beginning on the first day of the first month following the Investor’s purchase of Bond(s); and

Class F Bonds carry a per annum interest rate of 8% and carry a five-year maturity, beginning on the first day of the first month following the Investor’s purchase of Bond(s).

Voting Rights:	Bonds have no voting rights. See “Description of Securities” for further information.

Distributions:	Accrued interest will be paid monthly beginning on such payment date immediately following the first full fiscal quarter after the initial closing in the Offering and continuing until the Maturity Date. Interest will accrue and be paid based on a 360-day year consisting of twelve 30-day months. Interest on each Bond will begin to accrue on the first day of the first month following the Investor’s purchase of the Bond(s). Distributions will be made using income received through the Company’s investments, as outlined in Use of Proceeds.

Ranking:	The Bonds will be general unsecured obligations and will rank equally with all our other unsecured debt unless such debt is senior to or subordinate to the Bonds by their terms. We may issue secured debt in our sole discretion without notice to or consent from the holders of Bonds.

Security	The Bonds are unsecured.

Bondholder Redemption	Except as otherwise provided herein, the Bonds are subject to repayment at the demand of Bondholders in accordance with the Bond’s stated maturity. The Bondholder has the right to cause the Company to repay the bond upon five (5) days’ notice and the outstanding principal balance together with the interest earned through the repurchase date will be credited to the bondholder’s account within five (5) business days; provided, however, if the Bondholder requests a repayment of Bonds in the aggregate principal amount greater than $50,000, the Company may make such repayment to such bond holder within thirty (30) days of the request for such repayment.

Redemption by Company	Each Bond is redeemable by the Company at any time at par value plus any accrued but unpaid interest up to but not including the date of redemption. The Bonds are redeemable upon five (5) days’ notice by the Company to the bond holder and the outstanding principal balance together with the interest will be credited to the Bondholder’s account within five (5) business days following the redemption date

Redemption upon death or disability

Within 60 days of the death or total permanent disability of a Bondholder who is a natural person, the estate of such Bondholder, such Bondholder, or legal representative of such Bondholder may request that we repurchase, in whole but not in part, the Bonds held by such Bondholder by delivering to us a written notice requesting such Bonds be redeemed. Any such request shall specify the event giving rise to the right of the holder or beneficial holder to have his or her Bonds redeemed. If a Bond held jointly by natural persons who are legally married, then such request may be made by (i) the surviving Bondholder upon the death of the spouse, or (ii) the disabled Bondholder (or a legal representative) upon total permanent disability of the spouse. In the event a Bond is held together by two or more natural persons that are not legally married, neither of these people shall have the right to request that the Company repurchase such Bond unless each Bondholder has been affected by such an event.

Upon receipt of redemption request in the event of death or total permanent disability of a Bondholder, we will have 90 days from the date we receive facts or certifications establishing to the reasonable satisfaction of the Company supporting the right to be redeemed to designate a date for the redemption of such Bonds which shall be the last day of the corresponding quarterly period. Within 25 days of the designated date, we will redeem such Bonds at a price per Bond that is equal to $930 plus all accrued and unpaid interest, to but not including the date on which the Bonds are redeemed.

Default	Events of Default. The following will be events of default under the Bonds:

	●	if we fail to pay interest when due and our failure continues for 90 days;

	●	if we fail to pay the principal, or interest, if any, when due whether by demand of a bondholder or by our redemption; and

	●	if we cease operations, file, or have an involuntary case filed against us, for bankruptcy, are insolvent or make a general assignment in favor of our creditors.

Events of default will be subject to our company’s right to cure within a certain number of days of such event of default. Our company will have the right to cure any payment default within 60 days before a party may declare a default and exercise the remedies under the indenture.

Form	Bonds will be issued by computer-generated program on our website and electronically signed by us in favor of the investor. The Bonds will be stored by us and will remain in our custody for ease of administration with a copy available on our website. An example of the form of the Bond and the Investor Agreement are attached as Exhibits 4.1 and 4.2 to the Company’s preliminary offering circular.

Transfer	The Bonds are non-transferable.

Conversion or Exchange Rights	The Bonds are not convertible or exchangeable into any other security.

Outstanding Securities:	100% of the common shares of the Company are owned by Bequest Asset Management LLC. The Company is not offering any stock as part of this offering but reserves the right to do so in the future.

Reporting Requirements	We are required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A. We will be required to file: an annual report with the SEC on Form 1-K, a semi-annual report with the SEC on Form 1-SA, current reports with the SEC on Form 1-U, and a notice under cover of Form 1-Z. The necessity to file current reports will be triggered by certain corporate events. Parts I & II of Form 1-Z will be filed by us if and when we decide to and are no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

Tax Considerations	Bonds will receive interest income. At the end of the calendar year, investors with over $10 of realized interest will receive a form 1099-INT. These will need to be filed in accordance with the United States Tax Code. All tax questions should be directed towards your tax advisors.

Securities Laws Matters	The Bonds being offered are not being registered under the Securities Act in reliance upon exemptions from the registration requirements of the Securities Act and such state securities laws and may not be transferred or resold except as permitted under the Securities Act and applicable state securities laws pursuant to registration or exemption therefrom. In addition, the Company does not intend to be registered as an investment company under the Investment Company Act of 1940 nor does the Manager plan to register as an investment adviser under the Investment Advisers Act of 1940, as amended.

Transfer Agent	Industry FinTech (IFT) currently acts as the transfer agent for our Bonds.

Risk Factors	An investment in the Bonds involves certain risks. You should carefully consider the risks described under “Risk Factors” of this offering circular before making an investment decision.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This offering circular contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans, or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in this offering circular, including those set forth below.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this offering circular. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this offering circular. The matters summarized below and elsewhere in this offering circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this offering circular, whether as a result of new information, future events or otherwise.

REGULATION A+

We are offering our Bonds pursuant to rules adopted by the SEC mandated under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. These offering rules are often referred to as “Regulation A+.” We are relying upon “Tier 2” of Regulation A+, which allows us to offer up to $75 million in a 12-month period.

In accordance with the requirements of Tier 2 of Regulation A+, we will be required to publicly file annual, semiannual, and current event reports with the SEC after the qualification of the offering statement of which this Offering Circular is a part.

RISK FACTORS

Summary Risk Factors

An investment in our Company involves numerous risks and uncertainties, including those highlighted in the section of this offering circular titled “Risk Factors.” These risks include the following:

●	We have a limited operating history and may not be able to operate our business successfully or generate sufficient cash flows to accomplish our business objectives;

●	We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives;

●	We have set the offering price in this Offering arbitrarily and it may not reflect the value of the Bonds;

●	There is no minimum amount required as a condition of our accepting subscriptions and using the funds raised in this Offering.

Risks Related to the Securities and to this Offering.

We have a limited operating history, which makes it difficult for you to evaluate this investment.

The Company was formed on February 15, 2024, and received Regulation A qualification on February 1, 2025 and commenced operations during the year ended December 31, 2025. Accordingly, the Company has only a limited operating history on which you can evaluate this investment, and its results to date reflect the start-up nature of its operations, including a net loss of $250,108 for the year ended December 31, 2025 and an accumulated deficit of $288,250 as of that date, as reported in the Company’s financial statements included in this offering circular. We remain subject to many of the business risks and uncertainties associated with a new business, including that we may not be able to execute our business plan as described in this offering circular.

The characteristics of the Bonds, including interest rate, maturity date, lack of collateral security or guarantee, and lack of liquidity, may not satisfy your investment objectives.

The Bonds may not be a suitable investment for you, and we advise you to consult your investment, tax, and other professional financial advisors prior to purchasing Bonds. The characteristics of the bonds, including the maturity date, interest rate, lack of collateral security or guarantee, and lack of liquidity, may not satisfy your investment objectives. The Bonds may not be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Prior to purchasing any Bonds, you should consider your investment allocation with respect to the amount of your contemplated investment in the Bonds in relation to your other investment holdings and the diversity of those holdings.

The Bonds are not the obligations of our subsidiaries and will be effectively subordinated to any future obligations of our Company’s subsidiaries, if any. Structural subordination increases the risk that we will be unable to meet our obligations on the Bonds.

The Bonds are our obligations exclusively and not of any of our subsidiaries. We do not currently have any subsidiaries, but we are not precluded from acquiring or forming subsidiaries. If acquired or formed, our Company’s subsidiaries are not expected to be guarantors of the Bonds and the Bonds are not required to be guaranteed by any subsidiaries our Company may acquire or form in the future. The Bonds are effectively subordinated to all of the liabilities of our Company’s subsidiaries, to the extent of their assets, since they are separate and distinct legal entities with no obligation to pay any amounts due under our Company’s indebtedness, including the Bonds, or to make any funds available to make payments on the Bonds. Our Company’s right to receive any assets of any subsidiary in the event of a bankruptcy or liquidation of the subsidiary, and therefore the right of our Company’s creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors, in each case to the extent that our Company is not recognized as a creditor of such subsidiary. In addition, even where our Company is recognized as a creditor of a subsidiary, our Company’s rights as a creditor with respect to certain amounts are subordinated to other indebtedness of that subsidiary, including secured indebtedness to the extent of the assets securing such indebtedness.

The Bonds are unsecured.

The Bonds do not represent an ownership interest in any specific Company asset or their proceeds. The Bonds are unsecured general obligations of the Company only. The Bonds will be general unsecured obligations, and will rank equally with all our other unsecured debt unless such debt is senior to or subordinate to the Bonds by their terms. We may issue secured debt in our sole discretion without notice to or consent from the holders of Bonds. Therefore, as unsecured obligations, there is no security to be provided to the holders of the Bonds.

Bondholders must rely on the Company as registrar and paying agent under the Bonds.

The Company will not be required to redeem the Bonds at the request of any Bondholder prior to the Bond’s maturity; however the Company may be permitted to prepay some or all of the Bonds in its sole discretion. The Bonds do not contain provisions allowing the Bondholders to require the Company to redeem the Bonds prior to maturity. While we have adopted a redemption policy, any such redemptions are entirely discretionary on the part of the Company and carry penalties. Consequently, opportunities for Bondholders to gain liquidity very limited and uncertain.

Our investment objectives may become more difficult to reach depending on the amount of funds raised in this offering.

While we believe we will be able to reach our investment objectives regardless of the amount of the raise, it may be more difficult to do so if we sell less Bonds than we anticipate. Such a result may negatively impact our liquidity. In that event, our investment costs may increase, which may decrease our ability to make payments to Bondholders.

The Bonds will have limited transferability and liquidity.

Prior to this Offering, there was no active market for the Bonds. Although we may apply for quotation of the Bonds on an alternative trading system or over the counter market, even if we obtain that quotation, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. Further, the Bonds will not be quoted on an alternative trading system or over the counter market until after the termination of this offering, if at all. Therefore, investors will be required to wait until at least after the final termination date of this offering for such a quotation. The initial public offering price for the Bonds has been determined by us. You may not be able to sell the Bonds you purchase at or above the initial offering price.

Alternative trading systems and over-the-counter markets, as with other public markets, may from time-to-time experience significant price and volume fluctuations. As a result, the market price of the Bonds may be similarly volatile, and Bondholders may from time to time experience a decrease in the value of their Bonds, including decreases unrelated to our operating performance or prospects. The price of the Bonds could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this offering circular.

No assurance can be given that the market price of the Bonds will not fluctuate or decline significantly in the future or that Bondholders will be able to sell their Bonds when desired on favorable terms, or at all. Further, the sale of the Bonds may have adverse federal income tax consequences.

You will not have the opportunity to evaluate our investments before we make them, and we may make investments that would have changed your decision as to whether to invest in the Bonds.

As of December 31, 2025, the Company held total assets of $4,473,183, consisting principally of a $2,482,000 net preferred equity investment in Bequest Funds, LLC, a portfolio of residential second-lien mortgage loans carried at $1,502,895, and cash and cash equivalents, as described in the Company’s financial statements included in this offering circular. We have not, however, identified the specific additional investments we will make with the proceeds of this offering. We will seek to invest substantially all the offering proceeds available for investment, after the payment of fees and expenses, in residential mortgage loans (and related instruments) and, on a more limited basis, business loans, private real estate loans, and preferred equity and similar interests in companies and funds engaged in similar activities. We have established criteria for evaluating potential investments. However, you will be unable to evaluate the transaction terms or data concerning the investments before we make investments. You will be relying entirely on the ability of our Manager to identify suitable investments and propose transactions for our Manager to oversee and approve. These factors increase the risk that we may not generate the returns that you seek by investing in the Bonds.

The Company may prepay some or all the Bonds in its sole discretion however no Bondholder has the right to require the Company to redeem some or all of the Bonds at the request of the Bondholder prior to the Bond’s maturity.

The Company will not be required to redeem the Bonds at the request of any Bondholder prior to maturity, however the Company may be permitted to prepay some or all the Bonds in its sole discretion. The Bonds do not contain provisions allowing the Bondholders to require the Company to redeem the Bonds early. Consequently, opportunities for Bondholders to gain liquidity will be further circumscribed even in circumstances where a Bondholder may receive a higher interest rate by redeeming all or part of his or her Bonds and purchasing different securities.

There is no established trading market for the Bonds and we do not expect one to develop. Therefore, Bondholders may not be able to resell them for the price that they paid or sell them at all.

Prior to this offering, there was no active market for the Bonds and we do not expect one to develop. We do not have any present intention to apply for a quotation for the Bonds on an alternative trading system or over the counter market and even if we obtain that quotation in the future, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. Further, the Bonds will not be quoted on an alternative trading system or over the counter market until after the termination of this offering, if at all. Therefore, investors will be required to wait until at least after the final termination date of this offering for such quotation. The initial public offering price for the Bonds has been determined by us. You may not be able to sell the Bonds you purchase at or above the initial offering price or sell them at all.

Alternative trading systems and over-the-counter markets, as with other public markets, may from time to time experience significant price and volume fluctuations. As a result, if the Bonds are listed on such a trading system, the market price of the Bonds may be similarly volatile, and Bondholders may from time to time experience a decrease in the value of their Bonds, including decreases unrelated to our operating performance or prospects. The price of the Bonds could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this offering circular. No assurance can be given that the market price of the Bonds will not fluctuate or decline significantly in the future or that Bondholders will be able to sell their Bonds when desired on favorable terms, or at all. Further, the sale of the Bonds may have adverse federal income tax consequences.

Bonds with longer terms may be subject to higher risk as a result.

We are offering Bonds with differences in maturity dates of up to a year. A Bond with a longer term will be subject to and affected by the potential risks to the Company’s operations for a longer period than will a shorter-term bond. Resultingly, there will be a greater chance of an adverse event occurring to the Company during the term of a longer termed Bond. Risks that may be increased by the passage of time may include:

●	Our Company’s ability to attract and retain key personnel;

●	Changing regulations and legislation that affect our Company’s business;

●	Short and Long-term fluctuations in the relevant market;

●·	The potential for a change of control or other significant transaction with respect to us.

We may prepay all or any part of the Bonds that have been issued before their maturity, and you may be unable to reinvest the proceeds at either the same or a higher rate of return.

We may prepay all or any part of the outstanding Bonds prior to maturity. If prepaid, you may be unable to reinvest the money you receive in the redemption at a rate that is equal to or higher than the rate of return on the Bonds.

Our Manager’s inability to retain or obtain key personnel could impair its ability to honor its obligations under the terms of the Loan, which could adversely affect our business results.

Our success depends to a significant degree upon the contributions of our Management Team. If any of them were to cease their affiliation with our Company, our Management Team may be unable to find suitable replacements, and our operating results would suffer. Competition for highly skilled personnel is intense and attempts to attract and retain such skilled personnel may be difficult and unsuccessful. If our Company loses or is unable to obtain the services of highly skilled personnel, our Company’s operations could be delayed or hindered, and its ability to pay obligations on the Loan may be materially and adversely affected.

Because the Bonds will have insurance or guarantee, you could lose all or a part of your investment if we do not have enough cash to pay.

There is no insurance or guarantee of our obligation to make payments on the Bonds. While we may eventually establish a sinking fund provision, there is currently no sinking fund to make interest or principal payments on the Bonds. The Bonds are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other governmental or private fund or entity. Therefore, if you invest in the Bonds, you will have to rely only on our cashflow from operations and possible funding from the Company for repayment of principal and interest upon your demand of repayment or upon redemption by us. If our cash flow from operations are not sufficient to pay any amounts owed under the Bonds, then you may lose all or part of your investment.

Digital Operations Risks

The Company is nearly paperless, with all documents secured and managed digitally. The Company utilizes industry proven software that allows it to track and manage its investments with confidence and accuracy. However, there are risks associated with technology. Defects in software products and errors or delays in processing of electronic transactions could result in:

●	transaction or processing errors;

●	diversion of technical and other resources from other efforts;

●	loss of credibility with current or potential customers;

●	harm to reputation; or

●	exposure to liability claims.

In addition, the Company relies on technologies supplied by third parties that may also contain undetected errors, viruses, or defects that could have a material adverse effect on the Company’s financial condition and results of operations.

We rely upon several web service providers to operate certain aspects of our service and any disruption of or interference with our use of the web services operations could impact our operations and our business would be adversely impacted.

Risks relating to personally identifiable information

We may collect, process, store, use and disclose personal information of borrowers (including, but not limited to, names, addresses, social security numbers, bank account numbers, credit card numbers and credit history information). Such information is subject to various federal, state and other laws regarding data privacy and protection. The regulatory framework for data privacy and protection issues in the United States and internationally is constantly evolving and is likely to remain fluid for the foreseeable future. We may be required to expend significant time, money and other resources towards compliance with such laws, and we may be subject to orders, fines, penalties or other adverse consequences from governmental authorities, as well as lawsuits from consumers, if we fail to comply with such laws. An actual or perceived failure by the Company to properly safeguard and use sensitive personal information could severely damage our reputation and harm our business.

Risks related to our Corporate Structure

Because we are dependent upon our Management Team and affiliates of BAM to conduct our operations, any adverse changes in the financial health of BAM or its affiliates or our relationship with them could hinder our operating performance and our ability to meet our financial obligations.

We are dependent on our Management Team to manage our operations and acquire and manage our portfolio of assets. Our Management Team makes all decisions with respect to our management. Our Management Team depends upon the fees and other compensation that it receives from us in connection with the management of our assets to conduct its operations.

You will have no control over changes in our policies and day-to-day operations, which lack of control increases the uncertainty and risks you face as an investor in the Bonds. In addition, our Management Team may change our major operational policies without your approval.

Our Management Team determines our major policies, including our policies regarding financing, growth, debt capitalization, and distributions. Our Management Team may amend or revise these and other policies without your approval. As a Bondholder, you will have no rights under the Bylaws of our company. A copy of the Bylaws are attached as Exhibit 2.2 to our preliminary offering circular.

The Management Team will control the management of the Company and consists of the executive officers, the Management Team, and the Investment Committee. The Company is wholly owned by BAM, which will be entitled to exert extensive influence on the management of the Company. The Management Team consists of four (4) members, as follows: Shawn Muneio, Martin Saenz, David Friedman, and James Keefe. The Company’s Board of Directors consists of three of the members of the Management Team: Shawn Muneio, Martin Saenz, and David Friedman. The Company’s Investment Committee consists of three (3) members: Shawn Muneio, David Friedman, and James Keefe. This committee will be responsible for making all final investment decisions for the capital raised by the fund. The Management Team will employ a dedicated staff of asset managers, analysts, and accountants who have field experience in the intended markets in which the Company seeks to engage.

You will have no control over the Investment Committee and BAM may choose to alter the composition of, or eliminate, the Investment Committee in its sole discretion. In addition, our Management Team may retain independent contractors to provide various services for us, and you should note that such contractors will have no fiduciary duty to you and may not perform as expected or desired.

Bondholders will have no right to remove executive officers or otherwise change our management, even if we are underperforming and not attaining our investment objectives.

Only the owner of the Company (BAM) will have the right to remove members of the Management Team or Investment Committee. Bondholders will have no rights in our management.

Our Management Team will have limited liability for, and will be indemnified and held harmless from, the losses of our Company.

Our Management Team and their agents and assigns, will not be liable for, and will be indemnified and held harmless (to the extent of our Company’s assets) from any loss or damage incurred by them, our company or BAM in connection with the business of our Company resulting from any act or omission performed or omitted in good faith, which does not constitute fraud, willful misconduct, gross negligence or breach of fiduciary duty. A successful claim for such indemnification could deplete our Company’s assets by the amount paid. See Bylaws, Exhibit 2.2.

If we sell substantially less than all the Bonds, the costs we incur to comply with the rules of the SEC regarding financial reporting and other fixed costs will be a larger percentage of our net income and may reduce the return on your investment.

We expect to incur significant costs in maintaining compliance with the financial reporting for a Tier II Regulation A issuer and that our management will spend a significant amount of time assessing the effectiveness of our internal control over financial reporting. We do not anticipate that these costs or the amount of time our management will be required to spend will be significantly less if we sell substantially less than all the Bonds we are offering.

Risks Related to Conflicts of Interest

A large portion of the proceeds of this Offering will be invested in companies that are affiliated with the Management Team and the Key Men.

A significant portion of the funds raised in this Offering will be invested in companies controlled and/or owned by one or all of the Key Men. While the Company’s investment into these companies will be on market-based terms available to similarly situated investors, the relationship between the Key Men, the Company, and the target companies can create a conflict of interest.

Our Management, its executive officers, and its affiliates face conflicts of interest relating to the purchase of assets and investments, and such conflicts may not be resolved in our favor, which could limit our investment opportunities, impair our ability to make interest payments and reduce the value of your investment.

We rely on our Management Team, its executive officers and its affiliates to identify suitable investment opportunities. We may be acquiring assets at the same time as other entities that are affiliated with members of our Management Team. We may also invest in companies owned and/or managed by members of the Management Team. Members of our Management Team may in the future, or concurrently, sponsor similar private and public investment opportunities that have investment objectives similar to ours. Therefore, our Management Team and its affiliates could be subject to conflicts of interest between our company and other programs. Many investment opportunities would be suitable for us as well as other programs. Our Management Team could direct attractive investment opportunities to other entities.

Payment of fees to our Company will reduce cash available for investment and fulfillment of our obligations with respect to the Bonds.

Our Management Team provides services for the Company in connection with the selection, acquisition and disposition of investments. Pursuant to the Management Services Agreement, BAM will receive certain fees and expense reimburse for providing management services. The payment of the fees and reimbursements will reduce the amount of cash available for investment and for payment of our obligations with respect to the Bonds. Although customary in the industry, the fees to be paid for the management were not determined in an arm’s-length negotiation, nor was the Management Services Agreement negotiated at arm’s length. We cannot assure you that a third party unaffiliated with our Management Team would not be willing to provide such services to us at a lower price. See “Management Compensation” for more information.

Risks related to affiliated transactions

It is likely that a portion (not to exceed 33%) of the funds raised in this Offering will be invested in companies that are owned and operated by affiliates of the Manager. The Company and Manager will seek to ensure that the purchased assets are valued at market level pricing, however, such non-arms length transactions pose a risk that the Company may overpay or underpay for an asset because it was not purchased on the market in competition with others. While the Company will take such steps to attempt to conduct these transactions at fair market value, there is no assurance that the Company will not overpay for these investments.

Other General Risks of an Investment in the Company

Unspecified Investments

The Company has commenced operations and, as of December 31, 2025, held the assets described in its financial statements included in this offering circular; however, it has not presently identified the specific additional Assets that it intends to purchase with the proceeds of this offering. Accordingly, an Investor must rely upon the ability of the Company in making investments consistent with the Company’s investment objectives and policies. Although the principals have been successful in locating investments in the past, past success does not guarantee future success. The Company may experience trouble in sourcing and locating potential assets for a variety of reasons, to include market saturation, inflated pricing, and other economic reasons outside of the control of the Company.

Furthermore, there may be a time between when the Company invests the proceeds of this Offering and when the Company is able to make interest payments. The Company will attempt to invest the proceeds as quickly as prudence and circumstances permit; however, no assurance can be given as to how quickly the proceeds will be invested. Consequently, the interest payments you receive on your investment may be reduced pending the investment of the Offering proceeds.

Risks related to the Company’s buying power and the lack of minimum investment amount.

As stated herein, the Company intends to make preferred equity investments in subsidiaries and target companies that acquire and manage mortgage notes (and related instruments) throughout the United States.The Company intends to make said investments on a rolling basis as Bonds are sold to Investors. The Company may, in its sole discretion, hold funds in its operating account in order to increase its buying power and/or garner better terms through larger investments/purchases.

There are risks relating to the lack of a minimum investment amount. The Company is not basing this Offering on reaching a minimum investment amount but will instead deploy invested funds shortly after their receipt from the investors. This investment strategy poses certain risks. These risks include the possibility that the Company may not be able to obtain and/or negotiate better investment terms when deploying funds than if the Company waited and deployed a larger investment amount. Additional risk factors include the failure to raise sufficient funds to cover the Company’s overhead costs and return the interest incurred on the Bonds.

Risks associated with making interest payments on the Bonds.

The ability to make interest payments on the Bonds is dependent on the revenue generated by the underlying assets. Any delays or shortfalls in revenue could impact on the Company’s ability to meet interest obligations.

Risks associated with redemption.

There is a risk that the cash flows from the underlying assets may not be sufficient to fund the redemption or principal payments at maturity. To mitigate this risk, the Company may establish a sinking fund provision, that will be maintained to accumulate funds for principal payments. The Company may also consider refinancing options as a contingency plan, depending on market conditions.

The Company’s Due Diligence May Not Reveal All Factors Affecting an Investment and May Not Reveal Weaknesses in Such Investments.

There can be no assurance that the Company’s due diligence processes will uncover all relevant facts that would be material to an investment decision. Before making an investment, the Company will assess the strength of the underlying assets and any other factors that they believe are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, the Company will rely on the resources available to them and, in some cases, investigations by third parties.

Risk of Litigation

The Company’s investment activities may include activities that will subject it to the risks of becoming involved in litigation by third parties. The expense of defending claims against the Company by third parties and paying any amounts pursuant to settlements or judgments would be borne by the Company and would reduce net assets.

Risks Associated with a Changing Economic Environment

As a result of the credit crisis and the occurrence of several high-profile bankruptcies, recent government bailouts, bank failures, other negative corporate events, and certain other recent events, the financial markets have been disrupted in general and the availability and cost of capital for the Company and that of the Company’s competitors have been adversely affected. The achievement of the Company’s targeted rate of return is dependent, at least in part, upon the Company’s ability to access capital at rates and on terms the Company determines to be acceptable. If the Company’s ability to access capital becomes significantly constrained, the Company’s financial condition and future investments may be significantly adversely affected.

Risks of Uninsured Losses

The Company’s investments will generally be uninsurable. Losses from earthquakes, floods, or other weather phenomena, for example, that could occur may be uninsured and cause losses to the Company.

Competition for Assets

The business and arena in which the Company is engaged is highly competitive, and the Company competes with numerous established entities, some of which have more financial resources and experience in the business than the Company. The Company expects to encounter significant competition from other market participants including private lenders, private equity LLC managers, real estate developers, pension LLCs, real estate investment trusts, other private parties, potential investors or homeowners, and other people and/or entities with objectives similar in whole or in part to those of the Company. Any general increase in the availability of capital for such purposes may increase competition for Company assets and could reduce the yields they produce, including those of the Company.

Risks Related to Compliance and Regulation

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to several corporate governance requirements, including the requirements for a board of directors or independent board committees. As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to several corporate governance requirements that an issuer conducting a registered public offering or listing on a national stock exchange would be. Accordingly, are we are not required to have (i) a board of directors of which a majority consists of “independent” directors under the listing standards of a national stock exchange, (ii) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange’s requirements, (iii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting a national stock exchange’s requirements, (iv) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (v) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

Because of the exemptions from various reporting requirements provided to us under Regulation A and because we are only permitted to raise up to $75,000,000 in any 12-month period under Regulation A (although we may raise capital in other ways), we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We may intend to use the extended transition period for complying with new or revised accounting standards under part F/S of Regulation A.

We may intend to elect to use the extended transition period for complying with new or revised accounting standards under part F/S of Regulation A, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Relaxed Ongoing Reporting Requirements

Under Regulation A, we expect, as a Tier-2 issuer, we would be required to publicly report on an ongoing basis according to requirements that are more relaxed than those for reporting companies that qualify as “emerging growth companies” under the Securities Exchange Act of 1934 (the “Exchange Act”). The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. As long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies,” including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 or before that time, we would cease to be an “emerging growth company” as of the following December 31.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our shareholders could receive less information than they might expect to receive from more mature public companies.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer.

Laws intended to prohibit money laundering may require our Company to disclose investor information to regulatory authorities.

The Uniting and Strengthening America By Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 requires that financial institutions establish and maintain compliance programs to guard against money laundering activities, and requires the Secretary of the U.S. Treasury (“Treasury”) to prescribe regulations in connection with anti-money laundering policies of financial institutions. The Financial Crimes Enforcement Network (“FinCEN”), an agency of the Treasury, has announced that it is likely that such regulations would subject certain pooled investment vehicles to enact anti-money laundering policies. It is possible that there could be promulgated legislation or regulations that would require our Company or its service providers to share information with governmental authorities with respect to prospective investors in connection with the establishment of anti-money laundering procedures. Such legislation and/or regulations could require us to implement additional restrictions on the transfer of shares of our common stock to comply with such legislation and/or regulations. We reserve the right to request such information as is necessary to verify the identity of prospective shareholders and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the SEC. In the event of delay or failure by a prospective shareholder to produce any information required for verification purposes, an application for, or transfer of, shares of our common stock may be refused.

Recent and Anticipated Legislative and Regulatory Activity

The U.S. Congress, the SEC, and other regulators have taken, or represented that they may take, action to increase or otherwise modify the laws, rules, and regulations applicable to techniques and instruments in which the Company may invest. New (or modified) laws, rules, and regulations may prevent, or significantly limit the ability of, the management from using certain such instruments or from engaging in such transactions. This may impair the ability of management to carry out the Company’s investment strategy and may otherwise have an adverse impact on the Company’s returns. Compliance with such new or modified laws, rules, and regulations may also increase the Company’s expenses and therefore, may adversely affect the Company’s performance. It is not possible at this time to predict with certainty what, if any, impact the new or modified regulations will have on the Company, and it is possible that such impact could be adverse and material.

Risks Relating to the Lending Industry

The Company intends to invest a significant amount of the funds raised through this offering into companies that specialize in the acquisition and management of performing and non-performing loans. Additionally, these companies may also engage in private commercial lending origination. As such, there are certain risks that accompany an investment into this market segment.

A target company may not be able to resell residential real estate mortgage notes or underlying real property when it wants or needs to do so

In order to raise funds or to realize profits, a target company may sell residential mortgage notes or underlying real property that it owns as a result of foreclosures. A target company may not be able to sell these notes or properties when it wants to or at a valuation that it deems desirable. If the target company is not able to re-sell these mortgage notes or properties when it wants to or at a valuation that it deems desirable, then it may not be able to raise the funds it needs to generate any net profits or to pay any distributions to its investors.

If the loans that a target company extends to real estate purchasers and developers default and the market value of real estate in the respective geographic area where these properties are located declines, then the target company may not be able to recover all or a substantial amount of the loan and it will be more difficult for the target company to pay returns to its members or to redeem their interests after the optional redemption dates.

When a target company extends loans to real estate purchasers or developers, the amount of these loans or the purchase price of these properties will likely be substantially higher than the purchase price of a residential real estate mortgage note. Accordingly, each of these loans could be more difficult to recover full value on than the purchase of any real estate note or pool of real estate notes with equal value. If any of these loans default and the market value of real estate in the respective geographic area where these properties are located declines, then the target company may not be able to recover all or a substantial amount of the loan, which may make it more difficult to pay the Bond interest and redeem the Bonds upon their respective maturity.

If the underlying businesses of the loan borrowers that a target company purchases are not successful, then the target company may not be repaid on its loans in a timely manner or at all.

When a target company purchases a seller financing note from the seller of a business, it becomes reliant on the operations of the underlying business to generate sufficient funds to allow the purchaser of the business to repay the loan in a timely manner. If the underlying business is not successful or the purchaser is unable to successfully operate the business, then the target company may not receive its loan payments in a timely manner, or at all, which may make it more difficult to pay the Bond interest and redeem the Bonds upon their respective maturity.

If sellers of residential real estate mortgage notes do not provide the target company with appropriate documentation to support the chain of title showing ownership of the notes it purchases from them, then the target company will not be able to recognize the full value of these notes.

When a target company purchases residential real estate mortgage notes, it does not always receive the full documentation of the mortgage loan at the closing of the sale. There are occasions where, when it receives this documentation, the target company realizes that a loan does not have the lien position or security interest that the seller represented that it had or that the company does not have proper title to the loan. While a target company can use the legal system to try to recover funds from the seller, in many situations, the target company will lose the funds that it paid to the seller in these transactions.

If the geographic regions in which a target company purchases assets experience economic downturns or substantial economic events, then the value of the target company’s assets may decline and it will be more difficult for the target company to pay returns to its members or to redeem their interests.

If the geographic regions in which a target company purchases assets experience economic downturns or substantial economic events, then the value of the target company’s assets may decline and it will be more difficult for the target company to pay returns to its members or to redeem their interests, which will in turn affect the Company’s ability to make interest payments.

Changes in regulations can adversely affect a target company’s ability to purchase and own-performing residential real estate notes.

States and local jurisdictions may implement statutes or regulations that make it more difficult or expensive for the target company to purchase and own residential real estate mortgage loans, to service residential real estate mortgage loans, or to foreclose on the underlying real estate properties in these jurisdictions. If these statutes or regulations are implemented, then the target company may not be able to purchase a sufficient amount of residential real estate mortgage loans at desirable prices to be able to satisfy its Bond obligations to members, which include the payment of the Bond interest and the redemption of the Bonds upon their respective maturity.

Risks Related to Being Deemed an Investment Company under the Investment Company Act

We could be materially and adversely affected if we are deemed to be an investment company under the Investment Company Act.

We rely on the exception from the Investment Company Act set forth in Section 3(c)(5)(C) of the Investment Company Act, which excludes from the definition of investment company “any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses… (C) purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. “The SEC Staff generally requires that, for the exception provided by Section 3(c)(5)(C) to be available, at least 55% of an entity’s assets be comprised of mortgages and other liens on and interests in real estate, also known as “qualifying interests,” and at least another 25% of the entity’s assets must be comprised of additional qualifying interests or real estate-type interests (with no more than 20% of the entity’s assets comprised of miscellaneous assets). We intend to acquire assets with the proceeds of this offering in satisfaction of such SEC requirements to fall within the exception provided by Section 3(c)(5)(C). Notwithstanding, it is possible that the staff of the SEC could disagree with any of our determinations. If the staff of the SEC were to disagree with our analysis under the Investment Company Act, we would need to adjust our investment strategy. Any such adjustment in our strategy could have a material adverse effect on us. If we are deemed to be an investment company, we may be required to register as an investment company if we are unable to dispose of the disqualifying assets, which could have a material adverse effect on us.

Registration under the Investment Company Act would require us to comply with a variety of substantive requirements that impose, among other things:

●	limitations on capital structure;

●	restrictions on specified investments;

●	restrictions on leverage or senior securities;

●	restrictions on unsecured borrowings;

●	prohibitions on transactions with affiliates; and

●	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us. Registration with the SEC as an investment company would be costly, would subject us to a host of complex regulations and would divert attention from the conduct of our business, which could materially and adversely affect us. In addition, we would no longer be eligible to offer our securities under Regulation A of the Securities Act if we were required to register as an investment company.

If we are deemed to be an investment company under the Investment Company Act and are therefore ineligible to rely on Regulation A to sell securities, the unregistered issuance of our securities to the investors pursuant to this Offering would be considered in violation of Section 5 of the Securities Act if there was no other available exemption from registration for this issuance giving the investors a right of rescission.

We rely on the exception from the Investment Company Act set forth in Section 3(c)(5)(C) of the Investment Company Act, however, if the Company is deemed to be an investment company under the Investment Company Act, we would no longer be eligible to offer our securities under Regulation A of the Securities Act in this Offering, or at all. If this occurs, the Company would have to immediately terminate this Offering. The unregistered issuance of our securities to the investors pursuant to this Offering would be considered in violation of Section 5 of the Securities Act if there was no other available exemption from registration for this issuance. The securities sold in this Offering prior to such termination would be subject to a private right of action for rescission or damages by the purchasing investors. Additionally, the Company may not have the funds required to address all rescissions if a large number of investors seek rescission at the same time, and as a result, we may be delayed in the delivery of funds for such rescissions and may be required to sell some of our assets, which may take significant amounts of time and may yield less than is needed to meet our rescission obligations. Additionally, the Company would not be able to raise funds in any other offering pursuant to Regulation A to meet such rescission obligations, as the Company would not be eligible to do so.

If we are deemed to be an investment company under the Investment Company Act and are therefore ineligible to rely on Regulation A for this Offering, it could result in many investors demanding repayment in a short period of time, and the Company may not have funds to satisfy those demands.

We rely on the exception from the Investment Company Act set forth in Section 3(c)(5)(C) of the Investment Company Act, however, if the Company is deemed to be an investment company under the Investment Company Act, we would no longer be eligible to offer our Bonds under Regulation A of the Securities Act in this Offering, or at all. If this occurs, it could result in many investors demanding repayment in a short period of time, and the Company may not have funds to satisfy those demands. As a result, we may be delayed in the delivery of funds and may be required to sell some of our assets, which may take significant amounts of time and may yield less than is needed to meet our obligations. Additionally, the Company would not be able to raise funds in any other offering pursuant to Regulation A to meet such demands, as the Company would not be eligible to do so.

If we are deemed to be an investment company under the Investment Company Act and sell securities in reliance on Regulation A and operate as an unregistered investment company, we could be subject to liability under Section 5 of the Securities Act.

In the event that the Company is deemed to be an investment company under the Investment Company Act, and if we sell securities in reliance on Regulation A and operate as an unregistered investment company due to a failure to qualify for the Section (3)(c)(5)(C) exemption of the Investment Company Act, for any Bonds sold by us in reliance on Regulation A, the Company could be liable for violating Section 5 of the Securities Act if any of the securities issued in this Offering would be considered to be an unregistered issuance of securities if no other exemption from registration is available. Section 5 allows purchasers to sue the Company for selling a non-exempt security without registering it, whereby the purchasers seek rescission with interest, or damages if the purchaser sold his securities for less than he purchased them. The Company could also be subject to enforcement action by the SEC that claims a violation of Section 5 of the Securities Act. Additionally, if the Company was required to register as an investment company but failed to do so and therefore operated as an unregistered investment company, the Company could be subject to monetary penalties and injunctive relief in an action brought by the SEC.

USE OF PROCEEDS

If all $75,000,000 of our Bonds are sold for cash, we estimate we will receive net proceeds from this offering of approximately $72,330,000, after subtracting the broker dealer fee, Management Fees, and Expense Reimbursement Fee. We expect that the amount of expenses of the offering that will be paid by the Parent without using the proceeds of the offering will be approximately $150,000, which includes professional and compliance fees and other costs of the offering, not including marketing costs or administrative/back-office fees. These offering expenses will be paid by the Parent using a combination of the Management Fees and Expense Reimbursement Fee.

The Management Fees include (i) a monthly management fee equal to an annualized rate of 3.0% of the Company’s assets under management, calculated based on the aggregate fair value of the Company’s assets without reduction for liabilities, (ii) an acquisition fees on investments acquired by the Company, calculated on a tiered basis ranging from 4.0% to 1.0% of the applicable gross purchase price, (iii) a disposition fee equal to 1.0% of the gross sale price of investments sold to third parties, and (iv) a financing fee equal to 1.0% of the maximum principal amount available under certain credit facilities arranged by the Parent. Please see “Management Compensation” for a description of fees and expenses that we will pay Management.

We intend to use (i) approximately 95% of the net proceeds from this offering to acquire and manage mortgage notes (and related instruments) throughout the United States, or to invest in subsidiaries and target companies with similar business plans, and (ii) up to 5% of the proceeds for working capital and for general corporate purposes, including the reimbursement amounts due under the Management Services Agreement with BAM. Reimbursement amounts due to BAM under the Management Services Agreement will be paid using the proceeds of this offering allocated to working capital and income generated from the assets of the Company, which reimbursement payments will be made in advance on a monthly basis. We reserve the right however to change the estimated use of proceeds from this offering at any time so long as doing so does not result in the loss of our exemption from the Investment Company Act of 1940. The Company will not directly (or indirectly through an affiliate) transfer any of the offering proceeds to any affiliates, other than to BAM pursuant to the terms of the Management Services Agreement. For the avoidance of doubt, the only proceeds of the Offering that will be transferred to BAM will be the Management Fees and any reimbursements for fees incurred by the Parent on behalf of the Company. The investments will be made directly from the Company and not through the Parent.

If all the Bonds being sold for cash are sold in this offering with the processing and compliance services of Dalmore, we expect to receive net process from this offering in an amount equal to the gross proceeds in this offering of approximately $74,550,000 minus estimated commissions to the BOR.

	25% Sold	50% Sold	75% Sold	100% Sold
Gross Proceeds(1)	$18,750,000	$37,500,000	$56,250,000	$75,000,000
Broker of Record Fees(2)	$(152,500)	$(265,000)	$(377,500)	$(490,000)
Net Proceeds Before Expenses	$18,597,500	$37,235,000	$55,872,500	$74,510,000
Offering Expenses
Legal & Accounting(3)	$75,000	$75,000	$75,000	$75,000
Publishing/Edgar	$1,200	$1,200	$1,200	$1,200
Marketing Expense(4)	$187,500	$375,000	$562,500	$750,000
Employee Salaries/Expenses(5)	$-	$-	$-	$-
Transfer Agent Fees(6)	$10,000	$20,000	$30,000	$40,000
Technology Costs	$30,000	$60,000	$90,000	$120,000
Total Offering Expenses(7)	$303,700	$531,200	$758,700	$986,200
Management Fee (Year 1, est.)(8)	$562,500	$1,125,000	$1,687,500	$2,250,000
Acquisition Fee(8)	$549,808	$1,103,219	$1,656,629	$2,210,040
Approximate Amount Available For Portfolio Investments(9)	$17,181,492	$34,475,581	$51,769,671	$69,063,760
Total Use of Proceeds(10)	$18,750,000	$37,500,000	$56,250,000	$75,000,000

(1)	Gross Proceeds. The table presents four hypothetical levels of subscription (25%, 50%, 75% and 100% of the $75,000,000 maximum offering amount) and assumes all Bonds are sold for cash at their stated price. The levels are illustrative only; there is no minimum offering amount, and no assurance that any level of subscriptions will be achieved.

(2)	Broker of Record Fees. Reflects the fee payable to the registered broker-dealer engaged as broker of record for the offering, which provides processing and compliance services. The fee equals 1.0% of gross proceeds on the first $10,000,000 raised and 0.60% of gross proceeds above $10,000,000, and represents the only compensation payable to the broker of record. The Company may engage a different or additional broker-dealer, in which case the fee may vary. See “Plan of Distribution.”

(3)	Legal & Accounting. Represents the Company’s estimated one-time legal, accounting and audit costs of preparing and qualifying the offering. Actual amounts may differ.

(4)	Marketing Expense. Estimated at approximately 1.0% of the gross proceeds of the offering; the Company estimates that costs of marketing the offering will be less than 1% of the total amount raised. Additional marketing and capital-raise costs are borne by the Parent and are not paid out of the proceeds of this offering (see footnote (7)).

(5)	Employee Salaries/Expenses. No employee salaries or related expenses are paid out of the proceeds of this offering. The Company has no employees; personnel functions are performed by the Parent, Bequest Asset Management (“BAM”), whose related costs are borne by the Manager/Parent out of the Management Fees and the Expense Reimbursement Fee and are not charged to the proceeds. See “Management Compensation.”

(6)	Transfer Agent Fees. Represents the estimated fees of the Company’s transfer agent, including a set-up fee and ongoing monthly fees plus proxy-service costs. The Company is in the process of transitioning its transfer agent and has not yet selected the transfer agent that will serve the offering; the amounts shown are estimates that may vary depending on the provider selected and the number of investors. The amounts increase across the subscription levels to reflect a larger anticipated investor base and are treated as an operational cost.

(7)	Total Offering Expenses. Offering expenses are estimates and actual amounts may differ. The Parent expects to pay approximately $150,000 of offering expenses—including professional and compliance fees and other costs of the offering, but excluding marketing costs and administrative/back-office fees—without using the proceeds of the offering, funded from a combination of the Management Fees and the Expense Reimbursement Fee. Certain capital-raise costs are likewise borne by the Parent outside of the proceeds.

(8)	Management Fee (Year 1, est.). Reflects only the Company’s management fee, shown at an approximate first-year level of 3.0% of gross proceeds at each subscription level. The management fee accrues monthly at an annualized rate of 3.0% of the Company’s assets under management, calculated on the aggregate fair value of the Company’s assets without reduction for liabilities. BAM is also entitled to a tiered acquisition fees (ranging from 4.0% to 1.0% of the applicable gross purchase price of investments acquired) which are expected to be paid out of the proceeds of this offering. For each transaction, the Company will pay a 4% acquisition fee on the first $1,000,000, followed by a 3% acquisition fee on any amount between $1,000,000 and $5,000,000, followed by a 3% acquisition fee on any amount between $5,000,000 and $10,000,000, followed by a 1% on any amount above $10,000,000. In addition, BAM is entitled to a disposition fee (1.0% of the gross sale price of investments sold to third parties) and a financing fee (1.0% of the maximum principal amount available under certain credit facilities arranged by the Manager). Those additional fees are paid in connection with the disposition and financing of investments rather than the proceeds of this offering and are not separately reflected as deductions in the table above, and are described under “Management Compensation.” Year-1 acquisition fees are estimated at a 3.2% blended rate applied to deployed capital. Actual fees will depend on the Company’s assets under management and its acquisition, disposition and financing activity, and may differ materially from the amounts shown.

(9)	Approximate Amount Available for Portfolio Investments. The Company intends to use approximately 95% of the net proceeds to acquire and manage mortgage notes (and related instruments) throughout the United States, or to invest in subsidiaries and target companies with similar business plans, and up to 5% for working capital and general corporate purposes, including reimbursement amounts due to BAM under the Management Services Agreement. The Company reserves the right to change the estimated use of proceeds at any time, so long as doing so does not result in the loss of its exemption from the Investment Company Act of 1940.

(10)	Total Use of Proceeds. Equals the gross proceeds at each subscription level. Totals are rounded and individual line items may not sum exactly due to rounding.

The Company will reimburse its Parent/Manager (including the Previous Parent and previous managers) for actually incurred expenses and offering costs, which are not expected to exceed that which is identified above. The aforementioned amount is an estimate that is intended to include all expenses to be paid by the Company in connection with the qualification of the Offering, the marketing and distribution of shares, including, without limitation, expenses for printing, engraving and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

Up to $75 million of our Bonds are being offered pursuant to this offering circular. The Bonds described in this offering circular will be offered and sold on a continuous basis directly through the website www.bqfunds.com The platform will contain a link to this Offering Circular.

The sale of the Bonds is being additionally facilitated by the Dalmore Group, which is a registered broker-dealer under the Exchange Act and a member of FINRA.

The Dalmore Group is registered in each of the United States. It is anticipated that Bonds will be offered and sold in each such state.

Shawn Muneio and Martin Saenz are the owners of BAM. BAM owns 100% of the common shares of the Company. BAM, as the owner of the Company, is offering and selling securities on its own behalf, and not on behalf of clients or others.

The Bequest platform will enable investment through an “invest now” button/link that will take the potential investor to a portal managed by Dalmore Group, the broker-dealer of record. This link will provide access to all the relevant documents relating to the Offering, to specifically including the Circular and its attachments. If the potential investor elects to move forward with an investment, the investor will deposit the funds into an escrow account managed by Dalmore Group. The funds will stay in the escrow account until Dalmore Group reviews and approves the transaction. Dalmore Group’s fees for providing these services are included in the Compensation section immediately below.

Bequest will not receive any fees or compensation for providing the “button.” Similarly, neither Bequest nor their employees are required to be registered broker dealers in that they qualify under the Issuer’s Exemption (Rule3a4-1).

As such, they are of the opinion that they do not meet the definition of a broker-dealer and are thus not required to be registered.

With respect to the Bonds:

●	The Company is the entity which issues the Bonds;

●	Dalmore Group, which is a registered broker-dealer, acts as the broker of record with respect to the offering. Dalmore Group will provide processing and compliance services in connection with the offering.

Broker Compensation

The Company has engaged Dalmore Group as a broker-dealer registered with the Commission and a member of FINRA, to act as the broker-dealer of record for this Offering, but not for underwriting or placement agent services. As compensation, the Company has agreed to pay Dalmore a commission equal to 1.0% of the amount raised in the Offering to support the Offering on all invested funds. In addition, the Company has paid Dalmore a one-time advance set up fee of $5,000.00 to cover reasonable out-of-pocket accountable expenses anticipated to be incurred by Dalmore, such as, among other things, preparing the FINRA filing. Dalmore will refund any fee related to the advance to the extent it is not used, incurred or provided to the Company. In addition, the Company will paid a one-time $25,000.00 consulting fee. Assuming a fully subscribed offering for the Shares is exercised, the Company estimates that the total amount payable to Dalmore, including the one-time advance expense allowance fee of $5,000.00 and consulting fee of $25,000.00, would be $255,000.00.

Selling Security Holders

No securities are being sold for the accounts of security holders; all net proceeds of this Offering will go to the Company.

Transfer Agent

Industry FinTech (IFT) is the current transfer agent for the Company’s securities. The Company is in the process of transitioning its transfer agent and has not yet selected the transfer agent that will serve the Offering going forward.

Purchases by Officers and Directors

The Manager’s members and employees are permitted to purchase Bonds. Any such purchases shall be conducted in compliance with the applicable provisions of Regulation M.

Offer Restrictions outside the United States

Other than in the United States, no action has been taken by us or the dealer manager that would permit a public Offering of the securities offered by this Offering Circular in any jurisdiction where action for that purpose is required. The securities offered by this Offering Circular may not be offered or sold, directly or indirectly, nor may this Offering Circular or any other Offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Offering Circular comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Offering Circular. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this Offering Circular in any jurisdiction in which such an offer or a solicitation is unlawful.

Establishing a Bonds Account on the Bequest Funds Website

The first step to being able to purchase Bonds is to set up an account, which we refer to as a “Bond Account.” To set up a Bond Account, you need to do the following:

●	if you are an individual, you will need to establish a Bond Account through the Bequest Funds Website www.bqfunds.com. by registering and providing your name, email address, social security number, the type of account and other specified information;

●	if you are subscribing for the Bonds as a corporation, limited liability company, partnership, or other entity, the entity will need to establish a Bond Account through the Bequest Funds Website by registering and providing the name of the organization, the type of organization, email address, tax identification number, type of account and other specified information; and

●	in either case, you must agree to our terms of use and privacy policy which provide for the general terms and conditions of using the Bequest Funds Website and other applicable terms and conditions.

By subscribing for Bonds, you will be consenting to receiving all notifications required by law or regulation or provided for by the Bequest Funds Website electronically at your last electronic address you provided to us.

After you have successfully registered with the Bequest Funds Website, you may view the Bond offering circular and related documents. Please note that you are not obligated to submit a subscription for any Bonds simply because you have registered on the Bequest Funds Website.

If you have difficulty opening an account or otherwise using the Bequest Funds Website, you may contact a customer service representative. Customer service representatives will help you with technical issues related to your use of the Bequest Funds Website. However, customer service representatives will not provide you with any investment advice, nor how much to invest in Bonds, or the merits of investing or not investing in Bonds.

Your subscription and all other consents submitted through the aforementioned platforms are legal, valid and enforceable contracts. We are not providing any investment or tax advice to subscribers of Bonds. We are not a broker dealer or investment adviser. The Bonds may not be a suitable investment for you, even if you qualify to purchase Bonds. Moreover, even if you qualify to purchase Bonds and place a subscription, you may not receive an allocation of Bonds for any number of reasons.

Reinvestment

Upon the purchase of Bonds, the investor will have the choice of reinvesting interest distributions back into the purchase of additional Bonds. Reinvested funds will not be subject to investment minimums. The Bonds purchased through automatic reinvestment will be of the same Class as of the Bonds that created the investment proceeds.

Investment Amount Limitations

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

As a Tier 2, Regulation A Offering, investors must comply with the 10% limitation to investment in the Offering. The only investor in this Offering exempt from this limitation is an “accredited investor” as defined under Rule 501 of Regulation D. If you meet one of the following tests you should qualify as an accredited investor:

-	A person who had individual income in excess of $200,000 in each of the two most recent years or joint income with their spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

-	A person whose individual net worth, or joint net worth with their spouse or spousal equivalent, exceeds $1,000,000;

-	A director or executive officer of our Company;

-	A person holding one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

-	An entity all of whose beneficial equity owners are accredited investors;

-	An entity that has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring the securities offered and is one or more of the following(A) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended; (B) a corporation, (C) a Massachusetts or similar business trust,(D) a partnership, or (E) a limited liability company;

-	A trust with total assets exceeding $5,000,000, which was not formed for the specific purpose of acquiring the securities offered and whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the securities offered;

-	A bank, as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

-	A broker or dealer registered pursuant to section 15 of the Exchange Act;

-	An investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state;

-	An investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940, or the Investment Advisers Act;

-	An insurance company as defined in section 2(a)(13) of the Securities Act;

-	An investment company registered under the Investment Company Act of 1940, or the Investment Company Act, or a business development company as defined in section 2(a)(48) of the Investment Company Act;

-	A Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958;

-	A Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

-	A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

-	An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and (A) the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser; or (B) the employee benefit plan has total assets in excess of $5,000,000; or (C) the plan is a self-directed plan with investment decisions made solely by persons who are “accredited investors” as defined therein;

-	A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act;

-	A “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act: (A) with assets under management in excess of $5,000,000, (B) that is not formed for the specific purpose of acquiring the securities offered, and (C) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

-	A “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act, of a family office meeting the requirements in the bullet above and whose prospective investment in the issuer is directed by such family office pursuant to clause (C) of that bullet; and/or

-	An entity, of a type not listed in the bullets above for entities, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000.

For purposes of calculating net worth, a person’s primary residence is not included as an asset; indebtedness that is secured by a primary residence, up to the estimated fair market value of the primary residence at the time of the purchase of securities, is not included as a liability (except that if the amount of such indebtedness outstanding at the time of the purchase of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess is included as a liability); and indebtedness that is secured by a primary residence in excess of the estimated fair market value of the primary residence at the time of the purchase of securities is included as a liability.

In determining income, an investor should add to the investor’s adjusted gross income any amounts attributable to tax-exempt income received, losses claimed as a limited partner in any limited partnership, deduction claimed for depletion, contribution to an IRA or Keogh plan, alimony payments, and any amount by which income for long-term capital gains has been reduced in arriving at adjusted gross income.

Suitability

The Bonds may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional financial advisors prior to purchasing the Bonds. The characteristics of the notes, including no maturity date, repayable at your demand, redeemable by us, interest rate, lack of collateral security or guarantee, and lack of liquidity, may not satisfy your investment objectives. The Bonds may not be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Prior to purchasing any Bonds, you should consider your investment allocation with respect to the amount of your contemplated investment in the Bonds in relation to your other investment holdings and the diversity of those holdings.

The Offering

We are offering a maximum offering amount of $75,000,000 of Bonds to the public at a price of $1,000.00 per Bond.

Our Manager has arbitrarily determined the selling price of the Bonds and such a price bears no relationship to our book or asset values, or to any other established criteria for valuing issued or outstanding Bonds.

The Bonds are being offered on a “best efforts” basis, which means generally that our managing broker-dealer is required to use only its best efforts to sell the Bonds and it has no firm commitment or obligation to purchase any of the Bonds. The offering will continue until the offering termination. Once a subscription has been submitted and accepted by the Company, an investor will not have the right to request the return of its subscription payment prior to the next closing date. If subscriptions are received on a closing date and accepted by the Company prior to such closing, any such subscriptions will be closed on that closing date. If subscriptions are received on a closing date but not accepted by the Company prior to such closing, any such subscriptions will be closed on the next closing date. It is expected that settlement will occur on the same day as each closing date. On each closing date, the offering proceeds for that closing will be disbursed to us, at which time the Company intends to immediately make preferred equity investments as set forth in the Use of Proceeds section. The Company may, in its sole discretion, hold funds in its operating account prior to deployment in order to increase its buying power. If the Company is dissolved or liquidated after the acceptance of a subscription, the respective subscription payment will be returned to the subscriber. The offering is being made on a best-efforts basis through Dalmore Group, Inc., our managing broker-dealer.

PRIOR PERFORMANCE OF MANAGEMENT

Neither the Company nor the Manager have conducted business operations prior to this Offering, however, Mr. Saenz and Mr. Muneio have owned and operated similar endeavors. Mr. Saenz and Mr. Muneio co-founded Bequest Funds, LLC and Bequest Legacy Fund I, LLC, and Bequest Equity Fund V, LLC. These companies seek to provide returns through investments in promissory notes, mortgages, commercial real estate, and similar investments.

Table I. Experience in Raising and Investing Funds (as of December 31, 2025).

Fund A: Bequest Funds LLC (BF) is a Delaware limited liability company organized under the Act primarily to purchase performing and reperforming residential real estate notes at a discount with the goal of realizing cash flow through the collection of ongoing borrower payments and through the occasional loan payoff on borrower’s account. In addition, Bequest Funds LLC also makes secured loans to real estate investors looking to purchase residential real estate properties and acquires short-term business loans.

With regards to re-performing and performing notes, Bequest Funds LLC’s mission is to provide its investors with a fixed rate of return through the purchase of cash flowing notes and/or by the sale of such notes at a profit while Bequest Funds LLC retains the excess proceeds from the servicing or sale of these notes. Bequest Funds LLC also makes secured loans to real estate investors looking to purchase residential real estate properties or large pools of residential mortgage notes. In this manner, it will acquire a first, second or third lien mortgage on a property, but at a higher dollar amount than most of the notes it holds in its portfolio of re-performing and performing residential real estate notes.

Bequest Funds LLC also purchases short term business loans for yield and liquidity whereby the loans are collateralized by the assets of the underlying business and personal guarantees of the business owners. Many businesses are sold in transactions where the seller takes back a note from the buyer for a portion of the purchase price. In order to liquidate these notes and remove further risk of not getting paid, these note holders are willing to sell their notes to Bequest Funds LLC at a discount. Bequest Funds LLC then services these notes to realize a profit on its purchase.

Fund B: Bequest Legacy Fund I, LLC (BLF-I) is a limited liability company organized under the Delaware Limited Liability Company Act (the “LLC Act”) in February 2023 to make investments in other companies that specialize in three distinct areas:

●	Performing Loans;

●	Commercial Real Estate; and

●	Gas and Oil Wells.

The Performing Loan target companies will likely be in the business of acquiring, servicing and managing and selling performing loans including residential real estate mortgage notes, commercial mortgage notes and business loans. These companies will also engage in private lending transactions. Bequest Legacy Fund I, LLC’s goal will be to earn a high enough return from these companies to pay a significant portion of the Operating Preferred Returns to the Investor Members and otherwise satisfy Bequest Legacy Fund I, LLC’s operating expenses. A significant portion of Bequest Legacy Fund I, LLC’s investment in this sector will be made in Bequest Income Fund I LLC, a company that is managed by the Manager of Bequest Legacy Fund I, LLC and primarily owned by its affiliates.

The Commercial Real Estate target companies will likely be in the business of acquiring apartment complexes, multifamily housing units and office buildings. These companies will acquire these assets, renovate them as deemed necessary and feasible and then hold and manage these properties until a sale or refinancing is advantageous. A significant portion of Bequest Legacy Fund I, LLC’s investment in this sector will be made in Bequest Equity Fund VI LLC, a company that is managed by the Manager of Bequest Legacy Fund I, LLC and primarily owned by its affiliates.

The Gas and Oil Well target companies will likely be in the business of participating in existing gas and oil wells that produce oil and gas and conducting exploration activities for future production and mining. A significant portion of Bequest Legacy Fund I, LLC’s investment in this sector will be made in Bequest Energy Fund I LLC, a company that is managed by the Manager of Bequest Legacy Fund I, LLC and primarily owned by its affiliates.

While Bequest Legacy Fund I, LLC may enter into these business segments and perform these activities on its own, it is highly likely that a substantial portion of the funds raised in this Offering will be invested in other companies working in each of these segments. Bequest Legacy Fund I, LLC will determine the amount that it will invest in each segment as well as the amount that each company in each segment will receive. In this manner, Bequest Legacy Fund I, LLC believe that the Investor Members will receive investment diversification while receiving payment of their Operating Preferred Returns.

Fund C: Bequest Equity Fund V, LLC (BEF-V) is a Delaware limited liability company organized under the Act primarily to purchase 11301 Fallbrook Drive, Houston, TX 77065 (the “Property”) and a pool of performing mortgages. Bequest Equity Fund V, LLC’s management team hopes to use its real estate experience of managing a portfolio of commercial and residential properties in the Washington DC area since 2009 to manage this office building in Houston, TX. The building is currently in good physical condition with strong property management in place. Our efforts will be concentrated on leasing up the building space with more medical related businesses. As for the pool of performing mortgages, Bequest Equity Fund V, LLC’s management team has been managing pools of performing mortgages throughout the United States since 2013.

The 61,164 square foot Property is referred to as the Steeplechase Corner Professional Building. It consists of 27 offices over 3 stories with 280 car spaces. The building underwent full renovation in 2018 and currently sits at 78% occupancy.

Bequest Equity Fund V, LLC generally believes that it will be able to liquidate the property it acquires within approximately seven (7) years of acquisition, although there can be no assurance of this timetable. Additionally, Bequest Equity Fund V, LLC plans on purchasing a pool of performing mortgages around the same time from capital raised from Class A and Class B Members. The pool of mortgages will allow for additional cash flow while the building is being leased up and will be sold in year 2. Once the pool of mortgages and property are liquidated, Bequest Equity Fund V, LLC intends to use the net proceeds from the sale to make distributions to its Members.

	Fund A - Bequest Funds, LLC – Launched March 2020	Fund B - Bequest Legacy Fund I, LLC – Launched April 2023	Fund C - Bequest Equity Fund V, LLC – Launched June 2022
Dollar amount offered	$50,000,000.00	$50,000,000.00	$4,201,000.00
Dollar amount raised (100%)	$34,900,269.00	$15,714,616.00	$4,201,000.00
Less offering expenses:
Selling commissions and discounts retained by affiliates	$0.00	$0.00	$0.00
Organizational expenses	$45,000.00	$25,000.00	$50,000.00
Other (explain)	$0.00	$0.00	$0.00
Reserves	$200,000.00	$45,000.00	$175,000.00
Percent available for investment	99.3%	99.6%	94.6%
Acquisition costs:
Prepaid items and fees related to purchase of property	$0.00	$0.00	$0.00
Cash down payment	$21,588,326.00	$12,305,998.00	$7,719,562.00
Acquisition fees	$0.00	$24,000.00	$45,900.00
Other (explain)	$0.00	$0.00	$0.00
Total acquisition cost	$21,588,326.00	$12,329,998.00	$7,765,462.00
Percent leverage (mortgage financing divided by total acquisition cost)	18.9%	0.0%	52.0%
Date offering began	March 13, 2020	April 10, 2023	June 3, 2022
Length of offering (in months)	120	120	3
Months to invest 90% of amount available for investment (measured from beginning of offering)	2	2	1

Table II. Compensation to Sponsor (as of December 31, 2025)

	Bequest Funds, LLC	Bequest Legacy Fund I, LLC	Bequest Equity Fund V, LLC
Type of Compensation	Launched March 2020	Launched April 2023	Launched June 2022
Date offering commenced	March 13, 2020	April 10, 2023	June 3, 2022
Dollar amount raised	$34,900,269.00	$15,714,616.00	4,201,000.00
Amount paid to sponsor from proceeds of offering:	$0.00	0.00	0.00
Underwriting fees	$0.00	$0.00	$0.00
Acquisition fees	$0.00	$24,000.00	$45,900.00
— real estate commissions	$0.00	$0.00	$72,211.00
— advisory fees	$0.00	$0.00	$16,500.00
— other (Title Related)	$0.00	$0.00	$8,816.00
Other – Attorney Closing Fee	$0.00	$0.00	$6,892.00
Dollar amount of cash generated from operations before deducting payments to Sponsor – 3 Year Totals	$2,972,037.00	$487,826.00	$180,293.00
Amount paid to sponsor from operations:	$905,521.00	$399,200.00	$328,075.00
Property management fees	$0.00	$0.00	$0.00
Partnership management fees	$905,521.00	$399,200.00	$328,075.00
Reimbursements	$0.00	$0.00	$0.00
Leasing commissions	$0.00	$0.00	$0.00
Other	$0.00	$0.00	$0.00
Dollar amount of property sales and refinancing before deducting payments to sponsor	$0.00	$0.00	$0.00
— cash	$0.00	$0.00	$0.00
— notes	$0.00	$0.00	$0.00
Amount paid to sponsor from property sales and refinancing:	$0.00	$0.00	$0.00
Real estate commissions	$0.00	$0.00	$0.00
Incentive fees – Not Applicable	$0.00	$0.00	$0.00
Other – Financing coordination fee	$0.00	$0.00	$43,500.00

Table III. Operating Results of Prior Programs. – Not Applicable

Table IV. Results of Completed Programs – Not Applicable

Table V. Sales or Disposals of Properties. During the year ended December 31, 2025, Bequest Funds, LLC disposed of a church property and recognized a gain on sale of $406,902. No other prior program sold or disposed of properties during the period.

Table VI. Acquisitions of Properties by Programs – Not Applicable

DESCRIPTION OF SECURITIES

Description of Securities

The Company is offering up to $75,000,000 in Series A Bonds. There will be six classes of Bonds, as follows:

Class A Bonds carry a per annum interest rate of 5% and are immediately redeemable;

Class B Bonds carry a per annum interest rate of 6% and carry a six-month maturity, beginning on the first day of the first month following the Investor’s purchase of Bond(s);

Class C Bonds carry a per annum interest rate of 7% and carry a one-year maturity, beginning on the first day of the first month following the Investor’s purchase of Bond(s);
Class D Bonds carry a per annum interest rate of 7.5% and carry a five-year maturity, beginning on the first day of the first month following the Investor’s purchase of Bond(s).

Class E Bonds carry a per annum interest rate of 7% and carry a five-year maturity, beginning on the first day of the first month following the Investor’s purchase of Bond(s); and

Class F Bonds carry a per annum interest rate of 8% and carry a five-year maturity, beginning on the first day of the first month following the Investor’s purchase of Bond(s).

Bondholders are not required to redeem at maturity, but may instead continue to hold their Bonds.

Voting Rights

Investors will have no right to vote or otherwise participate in the management of the Company. Instead, the Company is managed by the Management team, as outlined on pages 1 and 35.

Distributions

Accrued interest will be paid monthly beginning on such payment date immediately following the first full fiscal quarter after the initial closing in the Offering and continuing until the Maturity Date. Interest will accrue and be paid based on a 360-day year consisting of twelve 30-day months. Interest on each Bond will begin to accrue on the first day of the first month following the Investor’s purchase of the Bond(s).

Distributions will be made using income received through the Company’s investments, as outlined in Use of Proceeds. A portion of the Offering proceeds may be allocated to an interest reserve account to ensure timely interest payments, particularly in the initial stages before the assets generate sufficient revenue. Any excess revenue from the underlying assets will be reinvested to ensure continued liquidity and the ability to meet interest payment obligations.

IMPORTANT NOTE: There is no guaranty that we will have enough money to pay Bondholders the stated interest, or even to return their capital.

No Guaranty

The Company can only distribute as much money as it generates. There is no guaranty that we will have enough money, after paying expenses, to distribute enough to pay the Bond interest or even to return all the invested capital.

Prepayment

The Company may repay the Series A Bonds without penalty.

Limited Right of Liquidity

Bondholders will be required to hold their Bonds until the Bond’s applicable maturity date. Early redemption requests for reasons of financial hardship or emergency prior to maturity may be considered on a case-by-case basis subject to a penalty against the amount invested (the “Redemption Fee”) in the amount of 10% of the Bond purchase amount.

Except as otherwise provided herein, the Bonds are subject to repayment at the demand of bond holders in accordance with the Bond’s stated maturity. The bond holder has the right to cause the Company to repay the bond upon five (5) days’ notice and the outstanding principal balance together with the interest earned through the repurchase date will be credited to the bondholder’s account within five (5) business days; provided, however, if the bond holder requests a repayment of Bonds in the aggregate principal amount greater than $50,000, the Company may make such repayment to such bond holder within thirty (30) days of the request for such repayment.

Principal repayments will be funded from the cash flows generated by the underlying assets and investments of the Company. The Company may establish a sinking fund in which a portion of the revenue is periodically set aside to accumulate sufficient funds for the redemption of the Bonds at maturity. In certain cases, the Company may consider refinancing options to meet redemption obligations, depending on the market conditions.

OUR BUSINESS

The Company will acquire performing and non-performing loans secured by real estate and invest in subsidiaries and target companies that acquire and manage mortgage notes (and related instruments) throughout the United States. The Company’s offering of bonds was qualified by the U.S. Securities and Exchange Commission under Regulation A on February 1, 2025, and the Company began acquiring assets in Q2 2025.

The Company’s investment objectives with respect to acquiring Assets are to effectively deploy the proceeds of this Offering into investments which are expected to: Preserve and protect each Investor’s contributed capital; and provide the Investor with the interest return commensurate with the Investor’s class of Bond, and to eventually return the Investor’s proceeds. No assurance can be given that these objectives will be attained or that the Company’s capital will not decrease.

The business in which the Company operates is not dependent on patents, trademarks, franchises, concessions, royalty agreements or labor contracts. To the extent that licenses are required to engage in the business in any jurisdiction, Management is experienced in obtaining said license and does not expect the process to hinder or delay the business of the Company. The business of the Company does not involve environmental issues, and as such, does not expect to incur any significant costs relating to environmental compliance.

Company History

Bequest Bonds I, Inc., a Delaware corporation, was initially formed as a Delaware limited liability company on February 15, 2024 under the name “Bequest Bonds I, LLC.” On August 30, 2024, the Company filed a Certificate of Conversion and Certificate of Incorporation with the Delaware Secretary of State pursuant to Section 265 of the Delaware General Corporation Law, converting from a limited liability company into a Delaware stock corporation under the name “Bequest Bonds I, Inc.” The Company was initially 100% owned by Bequest Capital LLC (“Prior Parent”), which is owned by Shawn Muneio and Martin Saenz. The Company is now 100% owned by Bequest Asset Management, LLC (referred to as “BAM,” “Parent,” or “Manager”), a Delaware limited liability company formed on March 31, 2026 to facilitate indirect ownership of the Company by other members of the Company’s management team, the details of which have not yet been agreed. BAM is currently owned by Shawn Muneio and Martin Saenz in the same percentages in which the owned the Prior Parent and is expected to remain majority owned and controlled by Shawn Muneio and Martin Saenz for the foreseeable future.

The Management Team controls the management of the Company through BAM, which owns 100% of the common shares of the Company and also administers the Company pursuant to a Management Services Agreement (the “Management Services Agreement”) entered into on March 31, 2026. Prior to March 31, 2026, the Company had entered into a management services agreement (“Previous Management Services Agreement”) with LMMS Management LLC, a wholly owned subsidiary of the Prior Parent, which was subsequently assigned to the Prior Parent, and ultimately terminated and replaced by the current Management Agreement, effective March 31, 2026. The replacement of LMMS Management LLC by the Prior Parent and then the Prior Parent by the Parent was done for internal business organization purposes.

Neither the Company, the Manager, nor any Key Man has been a debtor in any bankruptcy, receivership or similar proceeding. There has not been any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets of the Company or the Manager not in the ordinary course of business.

Current Company Investments

During 2025, the Company directly acquired a portfolio of 22 performing residential second-lien mortgage loans, and acquiring a preferred equity interest in Bequest Funds, LLC, a related-party fund. See “Operations During 2025” below.

As of May 19, 2026, giving effect to the SA1248 Acquisition described under “Recent Developments” below, the Company holds an outstanding unpaid principal balance of approximately $3,301,000 across 40 loans, and an aggregate appraised property value of approximately $18.9 million. The portfolio has a weighted average combined loan-to-value (CLTV) of approximately 67% and a weighted average investment-to-value (ITV, defined as the sum of senior lien balances plus the Company’s cost basis, divided by appraised property value) of approximately 64%. Interest rates on the loans range from approximately 7.00% to 14.75% per annum, averaging approximately 11.1% on a balance-weighted basis. The loans are fully amortizing fixed-rate loans, secured by owner-occupied single-family residential properties located in approximately 18 states, with no single loan representing more than approximately 5% of the Company’s outstanding loan portfolio. Approximately 76.47% of the loans (by count) are contract current, 17.65% are 1-30 days delinquent, 2.94% 61-90 days delinquent and 2.94% are 121+ days delinquent as of the date of May 19, 2026.

As of May 19, 2026, the Company’s other primary asset was approximately $2,957,000 in preferred equity of Bequest Funds, LLC, an affiliate of the Shareholder, BAM, and the Principals. The preferred equity earns a stated preferred return of approximately 10% per annum, with distributions paid monthly. The Company’s preferred equity holds the same priority position as other preferred equity investors in Bequest Funds, LLC. Redemptions of the preferred equity are made at the discretion of the manager of Bequest Funds, LLC (which is also the Shareholder) in accordance with the operating documents of that vehicle. In February 2026, Bequest Funds, LLC suspended payment of operating preferred returns after identifying that it had, at various times, made operating preferred return payments earlier than permitted under its operating agreement. The Company’s preferred returns continue to accrue, and it is expected that Bequest Funds, LLC will resume payment of operating preferred returns within the next several months, but the timing of such payments is not currently known. In addition, the Company’s ability to obtain redemptions of its preferred equity in Bequest Funds, LLC may be disrupted for at least the next several months. See also Note 13 to the financial statements.

Company Investment Strategy

The Company invests, or may invest, in the following categories of assets:

Residential Mortgage Loans. The Company’s primary asset class is residential mortgage loans, including performing, re-performing, and non-performing first-lien and second-lien loans. A residential mortgage loan is generally treated as performing if the borrower is current on payments under the note, re-performing if the borrower has returned to current status for at least six months after a period of delinquency, and non-performing if the borrower has failed to make payments for at least 90 days. As of December 31, 2025, the Company’s directly held loan portfolio consisted entirely of performing residential second-lien mortgages.

Preferred Equity and Fund Interests. The Company may acquire preferred equity, limited partner, or similar interests in pooled investment vehicles and operating entities that themselves acquire and manage loans, real estate, or related instruments. Such interests typically entitle the Company to a stated preferred return and contractual redemption rights. As of December 31, 2025, the Company held a preferred equity interest in Bequest Funds, LLC. Bequest Funds, LLC is an affiliate of the Shareholder, BAM, and the Principals. See “Interest of Management and Others in Certain Transactions.”

Business Loans. The Company may acquire business loans and business notes originated in connection with business sales or working-capital financings. Where the Company acquires this asset class, it expects to evaluate the borrower’s business operations, business assets, the strength of any personal guaranty, and available collateral in order to assess creditworthiness and valuation.

Private Real Estate Loans. The Company may, on an opportunistic basis, originate or acquire private real estate loans extended to third-party real estate investors and rehabbers. The Company has not committed to specific economic terms, lien positions, or maturities for this asset class, and intends to evaluate any such loans on a case-by-case basis based on prevailing market conditions. The Company did not originate or acquire any such loans during 2025.

Speculative Debt-Related Sleeve. The Company may allocate up to 10% of its total invested capital to more speculative debt-related assets, which may include consumer loans and asset-backed receivables (such as factoring, equipment finance, or merchant cash advance receivables), in each case acquired indirectly through a sponsor or fund and structured as a business loan or fund interest. The Company does not expect to originate or acquire consumer loans or asset-backed receivables directly.

Investment Guidelines

The Company applies the following general guidelines in evaluating directly acquired residential mortgage loans:

●	Geography. Loans secured by real property located in the United States.

●	Lien Position. First-lien or second-lien mortgages.

●	Borrower Equity. Generally, a minimum of 20% borrower equity in the underlying property at the time of acquisition.

●	Target Gross Yield. Target gross yield of 8% to 14% on directly acquired loans.

●	Concentration. No single loan is expected to represent more than 5% of the Company’s invested capital. The Company has not adopted concentration limits by state of property location or by originator.

These guidelines are not investment covenants and may be adjusted by BAM and the Investment Committee from time to time as market conditions warrant. The Company has not adopted a target individual loan size; loan sizes are determined on a case-by-case basis.

Sourcing

The Company sources investments from a network of third-party loan originators, loan servicers, wholesale note sellers, secondary-market sellers, and other lending-industry participants, as well as from affiliates of BAM. Affiliated transactions are conducted on terms intended to be substantially equivalent to those that would apply to a similarly situated unaffiliated investor. See “Interest of Management and Others in Certain Transactions.”

Real Estate Loan Operations

For directly acquired residential mortgage loans, the Company conducts operations through four general stages prior to liquidation of a loan:

Administration. The Company sends each newly acquired loan to a licensed independent loan servicing company. The Company has used FCI Lender Services, Inc. as its loan servicer. Following onboarding, the Company sends required legal notices to the homeowner of the underlying property, reviews collateral files and the loan accounting, and records the assignment of mortgage in the appropriate jurisdictions to perfect the Company’s security interest.

Risk Management. The Company assesses the risks associated with holding each loan, including the status of any other liens on the underlying property, the property’s tax and insurance status, and any special liens or other title issues that could affect the Company’s collateral position. For non-performing loans (none of which were held as of December 31, 2025), or where defaults occur on a previously performing loan, management applies its experience in working out or modifying loans with the goal of returning borrowers to performing status.

Borrower Management. Routine borrower management is handled by the loan servicer. In the event a loan becomes non-performing, the Company follows up with the borrower to assess the homeowner’s intentions and determine the best course of action. Depending on the borrower’s circumstances, which can range from cooperative to hostile, and from solvent to in bankruptcy or deceased, management designs a plan that may involve modification, repayment terms, or, where appropriate, legal action. Where a loan was acquired with a warranty of performance from the seller, the Company will work with the seller to address default events covered by such warranty.

Loan Exit Strategies. The Company derives revenue from several exit strategies. Its primary exit strategy is to hold a loan and collect payments until the loan is refinanced, paid off, or sold. Depending on the cash flow and market value of a loan, the Company may continue to hold and service it or may sell the loan to a third party. Exit revenue may take the form of partial then full payments over time, full payments with arrears paid at exit, discounted or short-term payment of arrears combined with monthly payments, or various combinations thereof. The Company may also refinance or restructure loans, and may offer seller assistance in cases involving cooperative homeowners.

Preferred Equity and Fund Investments

For preferred equity, limited partner, and similar fund interests, the Company conducts due diligence on the sponsor, the underlying investment strategy, the contractual return profile, redemption rights, and reporting practices of the target vehicle. The Company’s preferred equity investment in Bequest Funds, LLC is described under “Operations During 2025” and “Interest of Management and Others in Certain Transactions.”

Operations During 2025

During the year ended December 31, 2025, the Company deployed bond proceeds across two principal investments:

Investment in Bequest Funds, LLC. During 2025, the Company acquired a preferred equity interest in Bequest Funds, LLC, with cash contributions totaling $2,932,000 during the year and partial redemptions totaling $559,400. As of December 31, 2025, the Company’s net investment in Bequest Funds, LLC was $2,482,000, and the Company had recognized $109,400 of preferred return income with respect to this investment for the year. Bequest Funds, LLC is an affiliate of the Shareholder, BAM, and the Principals. See “Interest of Management and Others in Certain Transactions.”

Acquisition of Residential Second-Lien Mortgage Loan Portfolio. In December 2025, the Company acquired a portfolio of 22 performing residential second-lien mortgage loans from an unaffiliated third-party seller and originator in a single transaction. The aggregate cost of the portfolio was approximately $1,499,560, and the aggregate carrying value of the portfolio at December 31, 2025 was approximately $1,502,895. FCI Lender Services, Inc. serves as the loan servicer for this portfolio.

The Company did not acquire commercial real estate, real estate technology investments, business loans, or private real estate loans during 2025.

Recent Developments

Strategic Refocus on Private Credit. During the first quarter of 2026, the Company refocused its investment strategy more specifically on private credit opportunities, with primary emphasis on the residential mortgage loan and fund preferred equity strategies described under “Investment Strategy” above. As part of this refocus, the Company determined that it does not intend to pursue commercial real estate or real estate technology investments going forward, and the descriptions of those strategies that appeared in the Company’s offering circular and prior periodic reports no longer reflect the Company’s current investment focus.

Manager Change. On March 31, 2026, Bequest Asset Management, LLC, a newly formed Delaware limited liability company, was appointed as the Company’s manager pursuant to a new Management Services Agreement, replacing Bequest Capital, LLC in that role.

Temporary Suspension of Payment of Operating Preferred Returns by Bequest Funds, LLC. In January 2026, Bequest Funds, LLC (into which the Company had invested approximately 55% of its assets as of December 31, 2025) identified that it had, at various times, made operating preferred return payments earlier than permitted under its operating agreement. As of February 2026, Bequest Funds, LLC suspended payment of operating preferred returns while it evaluates the matter and determines appropriate remedial measures. Bequest Funds, LLC and Bequest Legacy Fund I, LLC (together, the “Affiliated Funds”) identified that they had used investor capital contributions to fund operating preferred return payments earlier than permitted under their operating agreements and voluntarily reported this matter to the U.S. Securities and Exchange Commission. The Company is not itself the subject of the SEC matter or related investigations. While the Company’s preferred returns continue to accrue and it is expected that Bequest Funds, LLC will resume payment of operating preferred returns within the next several months, the timing of such payments is not currently known, and the Company is unlikely to be able to redeem portions of its investment in Bequest Funds, LLC until payments of preferred returns resume. Additionally, because Bequest Funds, LLC’s investigation is ongoing, the potential effects on the carrying value of the Company’s investment in Bequest Funds, LLC, the related receivable and payable balances with the Affiliated Funds, and the recognition of preferred return income in future periods cannot be reasonably estimated as of May 19, 2026. See “Interest of Management and Others in Certain Transactions” and Note 13 to the Financial Statements.

Subsequent Acquisition of SA1248 Loan Portfolio. On May 19, 2026, the Company acquired a portfolio of 12 performing residential second-lien mortgage loans (the “SA1248 Portfolio”) from an unaffiliated third-party seller, Harwood Asset Management, LLC, in a transaction sourced through SitusAMC and governed by a Mortgage Loan Purchase Agreement governed by the laws of the State of Texas. The aggregate purchase price was $1,316,649.19, consisting of $1,303,876.50 of principal proceeds (representing approximately 87.39% of the aggregate unpaid principal balance of $1,492,023.32 as of the May 14, 2026 cut-off date) and $12,772.69 of accrued interest. The 12 loans are secured by owner-occupied single-family residential properties located in California, Nevada, Utah, Arizona, Georgia, Pennsylvania, New Jersey, Massachusetts, Virginia, and Illinois, bear stated interest rates ranging from 7.00% to 13.46% per annum, and have a weighted average note rate of approximately 10.10%. Standard repurchase remedies for document deficiencies under the Mortgage Loan Purchase Agreement remain available to the Company for 120 days following the closing.

After giving effect to the SA1248 Portfolio acquisition, as of May 19, 2026 the Company holds approximately 40 directly held residential second-lien mortgage loans with an aggregate unpaid principal balance of approximately $3,301,000 and an aggregate cost basis of approximately $2,921,000. The weighted average combined loan-to-value of the combined portfolio decreased from approximately 71% (immediately prior to the SA1248 closing) to approximately 67%, and the weighted average note rate of the combined portfolio decreased from approximately 11.9% to approximately 11.1%, reflecting the lower-rate, lower-CLTV characteristics of certain of the SA1248 loans.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the Company’s audited financial statements and the related notes thereto contained in this Offering Circular under “Financial Statements.” The following discussion contains forward-looking statements that reflect management’s plans, estimates, and beliefs. Actual results could differ materially from those discussed in any forward-looking statement. Unless otherwise indicated, the financial information discussed below is as of, or for the year ended, December 31, 2025.

The Company’s prior fiscal period was a partial period from the Company’s inception on February 15, 2024, through December 31, 2024 (the “Inception Period”). During the Inception Period, the Company had not yet been qualified to issue bonds under Regulation A, did not raise any bond capital, and did not hold any investment assets. As a result, the period-over-period comparisons in the discussion below are limited and, for many line items, are not meaningful.

Overview

The Company’s offering of bonds was qualified by the U.S. Securities and Exchange Commission under Regulation A on February 1, 2025, and the Company began selling bonds and deploying proceeds shortly thereafter. During the year ended December 31, 2025, the Company:

●	Issued bonds across six classes (Classes A, B, C, D, E, and F) under its qualified Regulation A offering, with 4,640 bonds outstanding as of December 31, 2025 and approximately $4,640,000 of aggregate principal reflected as payable to bondholders on the Company’s balance sheet at year end;

●	Acquired a preferred equity interest in Bequest Funds, LLC, with gross cash contributions of $2,932,000 during the year, partial redemptions of $559,400, and recognized $109,400 of preferred return income, resulting in a net investment of $2,482,000 at year end;

●	Acquired a portfolio of 22 performing residential second-lien mortgage loans in December 2025 for an aggregate cost of approximately $1,499,560, with an aggregate carrying value of approximately $1,502,895 at year end; and

●	Held cash and cash equivalents of $462,249 at year end, available for redeployment into additional investments.

The Company recognized total investment income of $136,652 for the year and incurred total operating expenses of $390,858, resulting in a net investment loss of $(254,206). After net realized and unrealized gains of $4,098 on the Company’s investment portfolio, the Company recognized a net loss of $(250,108) for the year ended December 31, 2025, compared to a net loss of $(38,142) for the Inception Period.

Results of Operations

Comparison of the Year Ended December 31, 2025 to the Inception Period (February 15, 2024, through December 31, 2024)

Investment Income. Total investment income was $136,652 for the year ended December 31, 2025, compared to $0 for the Inception Period. Investment income consisted of (i) $109,400 of preferred return income from the Company’s preferred equity interest in Bequest Funds, LLC, (ii) $18,455 of interest income earned principally on the Company’s residential mortgage loan portfolio (substantially all of which was acquired in December 2025) and on short-term cash management positions held pending deployment, and (iii) $8,797 of dividend income from short-term money-market and similar liquidity instruments. The increase in investment income reflects the fact that the Company first deployed bond proceeds during 2025 following Regulation A qualification, whereas no investments were held during the Inception Period.

Operating Expenses. Total operating expenses were $390,858 for the year ended December 31, 2025, compared to $38,142 for the Inception Period, an increase of $352,716. The principal components of operating expenses for 2025 were:

●	Interest expense of $122,732, comprising interest accrued or paid on the Company’s outstanding bonds. Interest expense in the Inception Period was $1,988 and related to a related-party committed line of credit. The substantial increase in 2025 reflects the fact that the Company had no bonds outstanding during the Inception Period and began issuing bonds following Regulation A qualification on February 1, 2025.

●	Professional fees of $120,354, comprising legal, accounting, audit, tax, and similar professional service fees, including fees associated with the Regulation A offering, ongoing offering compliance, the Company’s first full audit cycle as an operating issuer, and various corporate matters. Professional fees were $21,000 in the Inception Period and increased materially in 2025 as the Company moved from formation activities to active offering and operations.

●	Management fees of $57,960, payable to the Shareholder (previously the company’s manager) under the Management Services Agreement at an annualized rate of 3.0% of the Company’s invested capital, calculated as of the last calendar day of each month. No management fees were incurred during the Inception Period because the Company had no invested capital. Management fees grew over the course of 2025 as the Company’s invested capital base expanded.

●	Brokerage and commissions of $36,677, comprising selling commissions and similar costs paid in connection with the bond offering. None were incurred in the Inception Period.

●	Administration fees of $27,000, payable to Formidium Corp., the Company’s third-party fund administrator. None were incurred in the Inception Period.

●	Other expenses of $26,135, comprising bank fees, insurance, regulatory and ongoing filing costs, and other ordinary-course operating expenses. The Inception Period included $15,154 of filing costs related to the Company’s formation, conversion to a Delaware corporation, and Regulation A qualification, which the Company classified separately as “Filing Costs” in its 2024 financial statements.

Realized and Unrealized Gains. The Company recognized $4,098 of net realized and unrealized gains for the year ended December 31, 2025, consisting of $422 of net realized gains on mortgage loan dispositions, $341 of net realized gains on short-term securities used in cash management, and $3,335 of net unrealized appreciation on the Company’s residential mortgage loan portfolio at year’s end. There were no realized or unrealized gains or losses in the Inception Period.

Net Loss. The Company recognized a net loss of $(250,108) for the year ended December 31, 2025, compared to a net loss of $(38,142) for the Inception Period. The increased net loss principally reflects (i) the start-up nature of the Company’s operations during 2025, (ii) the timing mismatch between the issuance of interest-bearing bonds beginning in February 2025 and the deployment of bond proceeds into income-producing investments (with the most significant single deployment, the residential mortgage loan portfolio, occurring in December 2025 and therefore contributing only a partial month of interest income to 2025 results), and (iii) the Company’s bearing of full-year fixed and variable operating expenses while only a portion of the Company’s capital base was deployed into income-producing assets during the year.

Liquidity and Capital Resources

Sources of Liquidity. The Company’s principal sources of liquidity during 2025 were (i) gross proceeds from the sale of bonds under the Company’s Regulation A offering, (ii) cash flows generated by the Company’s investments, including preferred return distributions and partial redemptions from Bequest Funds, LLC, scheduled mortgage loan payments received in late 2025, and dividend and interest income on short-term cash management positions, and (iii) interest income on cash on hand. As of December 31, 2025, the Company held $462,249 of cash and cash equivalents and a $2,482,000 net investment in Bequest Funds, LLC. The Company’s interest in Bequest Funds, LLC is redeemable in accordance with the operating documents of that vehicle, and the Company has historically been able to obtain partial redemptions on request, although Bequest Funds, LLC retains discretion over the timing and amount of any redemption. Bequest Funds, LLC has, as of February 2026, temporarily suspended payment of operating preferred returns, and the Company should no longer be assumed to be receiving regular preferred return distributions from, or to be able to obtain partial redemptions on request of its preferred equity interest in, Bequest Funds, LLC for at least the next several months. The Company is therefore relying primarily on cash on hand, scheduled mortgage loan payments, and continued bond proceeds, rather than on cash flows from Bequest Funds, LLC, to fund its operations and bondholder obligations.

Bond Offering. The Company’s Regulation A bond offering commenced in Q1 2025 and is being conducted on a continuous basis. The offering authorizes the issuance of up to $75,000,000 of bonds in any 12-month period. During the year ended December 31, 2025, the Company issued bonds across six classes (Classes A, B, C, D, E, and F) bearing the stated coupon rates and term characteristics described in the Company’s offering circular. As of December 31, 2025, the aggregate principal amount reflected as payable to bondholders on the Company’s balance sheet, net of principal redemptions, was approximately $4,640,000. Bond proceeds were the Company’s primary source of new capital during 2025, and management expects bond proceeds to remain the Company’s primary source of new capital during 2026 as the Regulation A offering continues.

Uses of Liquidity. The Company’s principal uses of liquidity during 2025 were (i) the acquisition of a preferred equity interest in Bequest Funds, LLC (gross contributions of $2,932,000), (ii) the acquisition of the residential mortgage loan portfolio (aggregate cost of approximately $1,499,560), (iii) the payment of cash interest on outstanding bonds and scheduled principal redemptions to bondholders, and (iv) the payment of operating expenses described under “Results of Operations” above. Net cash used in investing activities was $3,980,797 for the year, partially offset by partial redemptions from Bequest Funds, LLC and net proceeds from short-term securities used in cash management.

Material Commitments. The Company has no material commitments for capital expenditures as of December 31, 2025, and does not anticipate making any material capital expenditures during 2026. The Company is obligated to pay (i) interest and, in the case of certain bond classes, scheduled principal payments on its outstanding bonds in accordance with the terms of those bonds, (ii) management fees under the Management Services Agreement at an annualized rate of 3.0% of invested capital, and (iii) administration, professional, and other operating expenses incurred in the ordinary course. The Company expects to fund these obligations from cash on hand, cash flows generated by its investments, partial redemptions from Bequest Funds, LLC if needed, and additional bond proceeds from the continued offering.

Off-Balance Sheet Arrangements. As of December 31, 2025, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Going Concern. The auditor’s report accompanying the Company’s financial statements for the period ended December 31, 2024, included an emphasis-of-matter paragraph regarding the Company’s ability to continue as a going concern, which reflected the fact that, at that time, the Company had been recently incorporated and had not yet been capitalized or begun operations. During 2025, the Company received Regulation A qualification, raised bond capital, deployed capital into both fund and direct loan investments, and began generating investment income. The audit report accompanying the Company’s financial statements for the year ended December 31, 2025 contains a disclaimer of opinion (as described under “Disclaimer of Opinion” below) and also includes a Substantial Doubt about the Company’s Ability to Continue as a Going Concern section. Based on the Company’s limited operating history, recurring operating losses, accumulated deficit of $288,250 as of December 31, 2025, and dependence on external financing to fund operations over the next twelve months, substantial doubt about the Company’s ability to continue as a going concern has not been alleviated.

Disclaimer of Opinion. The audit report accompanying the Company’s financial statements for the year ended December 31, 2025, issued by HBK CPAs & Consultants and dated May 15, 2026, contains a disclaimer of opinion. The auditor states that, because of the significance of the matters described in the basis for disclaimer of opinion section of the auditor’s report, the auditor was not able to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion on the financial statements. The matters identified in the basis for disclaimer of opinion section of the auditor’s report are summarized as follows:

(i)	the auditor was unable to obtain sufficient appropriate audit evidence regarding the fair value of the Company’s investments, including the Company’s investment in a private investment company stated at $2,482,000 and the Company’s mortgage loans stated at $1,502,895, and was also unable to satisfy itself concerning those amounts by performing alternative auditing procedures;

(ii)	the auditor identified that the Company’s investments in a private investment company and mortgage loans, including investments for which fair value measurement is required, are carried at cost rather than at fair value, which the auditor identified as a departure from accounting principles generally accepted in the United States of America and the Company’s stated accounting policies, and the effects of which on the accompanying financial statements have not been determined;

(iii)	the auditor identified that the Company has not recorded a provision for current and deferred income taxes as required by accounting principles generally accepted in the United States of America under ASC 740, Income Taxes, and the effects of which on the accompanying financial statements have not been determined;

(iv)	with respect to the Company’s liability for bonds issued to investors, which the Company recorded at $4,640,367 as of December 31, 2025, the auditor was unable to reconcile the information provided by the Company’s third-party service provider to the liability recorded by the Company, was unable to obtain sufficient appropriate audit evidence regarding the accuracy and completeness of the recorded liability balance, was unable to properly audit, confirm, or test the appropriate current and noncurrent classification of the payable to bondholders balance at December 31, 2025, and was unable to satisfy itself by performing alternative auditing procedures, and accordingly was unable to obtain sufficient appropriate audit evidence about whether adjustments might be necessary to the recorded bondholder liability; and

(v)	the Company did not provide subsequent-period general ledger details and interim financial statements for the period January 1, 2026 through May 15, 2026 on a timely basis, as a result of which the auditor was unable to perform certain required audit procedures relating to subsequent events and period-end cut-off, and the possible effects of undetected misstatements on the accompanying financial statements could be both material and pervasive.

Investors should consider the matters described above, together with the substantial doubt about the Company’s ability to continue as a going concern discussed under “Going Concern” above, in evaluating an investment in the Company’s bonds. The financial information presented in this section is derived from financial statements as to which the Company’s auditor has disclaimed an opinion. Management is working with the auditor and the Company’s third-party service providers to address the matters identified in the basis for disclaimer of opinion section of the auditor’s report, including by enhancing the Company’s processes for valuing investments, accounting for income taxes, reconciling bondholder records to the Company’s general ledger, and providing timely subsequent-period financial information to the auditor. All post January 1, 2026 figures in this report are prepared by Management, and were not the subject of the Company’s auditor’s subsequent events procedures.

We believe that we have sufficient capital to continue to fund our expenses over the next twelve months. However, Company cannot provide assurance that its existing assets will generate sufficient cash flow to repay all bonds in full. As of April 30, 2026, the Company had approximately 246 unique investors holding bonds across its six classes (Classes A through F), with outstanding bond principal of approximately $6,808,613.51, $23,039.02 of which were redeemable by investors as of April 30, 2026. No investors have made redemption requests as of April 30, 2026, and the Company held approximately $2,213,719 in cash which it could use to satisfy potential redemptions as of that date.

The Company currently has no binding agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. We do not have any external sources of capital, other than potential advances from our Shareholder to provide funds for our operations or help us acquire assets. Our Shareholder, however, is under no obligation to advance us any funds.

Plan of Operation, Trend Information, and Recent Developments

Continued Capital Deployment. As of December 31, 2025, the Company held $462,249 of cash and cash equivalents and a $2,482,000 net investment in Bequest Funds, LLC, from which it has historically been able to obtain partial redemptions. The Company expects to continue deploying available capital into directly held residential mortgage loans. Because the residential mortgage loan portfolio acquired in December 2025 contributed only a partial month of interest income to 2025 results, the full-year impact of that portfolio on interest income is not reflected in 2025 results and is expected to be reflected for the first time in the year ending December 31, 2026. Subsequent to year-end, on May 19, 2026, the Company further deployed approximately $1,316,649 into the SA1248 Portfolio of 12 additional residential second-lien mortgage loans. The interest income from the SA1248 Portfolio will be recognized prospectively from May 19, 2026 and is not reflected in 2025 results.

Bond Issuance and Deployment Timing. The Company’s net interest margin, the difference between investment income earned on deployed capital and interest expense incurred on outstanding bonds, is sensitive to the pace at which bond proceeds are raised relative to the pace at which proceeds are deployed into income-producing assets. To the extent bond proceeds accumulate ahead of suitable investment opportunities, the Company will continue to incur interest expense on undeployed capital.

Strategic Refocus on Private Credit. During the first quarter of 2026 the Company refocused its investment strategy more specifically on private credit opportunities, with primary emphasis on residential mortgage loans and fund preferred equity strategies. As part of this refocus, the Company determined that it does not intend to pursue commercial real estate or real estate technology investments going forward. The Company does not expect this refocus to result in the disposition of any existing assets or any near-term change to results of operations beyond the absence of contemplated commercial real estate or real estate technology investments.

Management Transition. On March 31, 2026, Bequest Asset Management, LLC was appointed as the Company’s manager pursuant to a new Management Services Agreement, replacing Bequest Capital, LLC in that role, and the Investment Committee was reconstituted in connection with the management transition.

Interest Rate and Credit Environment. The Company’s results of operations are sensitive to changes in market interest rates and to the credit performance of the borrowers underlying the Company’s residential mortgage loan portfolio and the assets held by Bequest Funds, LLC. Sustained increases in market interest rates could increase the cost of new bond issuances, while sustained decreases could compress yields available on new mortgage loan acquisitions. Adverse credit developments at the borrower or sponsor level could affect the realizability of the Company’s investments. Management monitors these conditions on an ongoing basis as part of its investment underwriting and ongoing portfolio management processes.

Other Trends, Uncertainties, and Demands. In addition to the matters described herein elsewhere in this offering circular, the Company operates in a market environment characterized by ongoing economic and financial uncertainty. These uncertainties include, but are not limited to, fluctuations in interest rates, inflationary pressures, evolving monetary policy, and changing conditions in the credit and capital markets.

MANAGEMENT

Management Structure

The Company is controlled by its Parent, Bequest Asset Management, LLC (“BAM”), which owns 100% of the common shares of the Company and also administers the Company pursuant to a Management Services Agreement (the “Management Services Agreement”) entered into on March 31, 2026. The Company was previously controlled and administered by Bequest Capital, LLC from June 2, 2025, through March 30, 2026 (pursuant to the Management Services Agreement originally dated April 1, 2024, as assigned to Bequest Capital, LLC by LMMS Management, LLC), and by LMMS Management, LLC from the Company’s inception through June 1, 2025 (pursuant to the original Management Services Agreement). LMMS Management, LLC has since been dissolved.

The Company has a Board of Directors consisting of three (3) members. As of the date of this Annual Report, the Board of Directors consists of Shawn Muneio, Martin Saenz, and David Friedman. Mr. Friedman replaced P. James Hirchak, Jr. as a director and as the principal officer fulfilling the Chief Financial Officer function for the Company, effective September 15, 2025. Each director holds office until his successor is duly elected and qualified, or until his earlier resignation or removal.

The Management Team

The Management Team has the sole right to manage the business of the Company and to make any decisions with respect thereto. No Bondholder shall take part in, or interfere in any manner with the management, conduct or control of the business and affairs of the Company and shall not have any right or authority to act for or bind the Company. The Bondholders have no right to elect the Manager or vote for its removal and shall have no right to manage the Company. A copy of the Management Agreement, and its assumption by BAM, is attached hereto as Exhibit 5.3 to the Company’s preliminary offering circular.

Officers

BAM shall have the power to appoint officers to assist it in managing the daily operations of the Company. The current officers and their relevant business experience are as follows:

Shawn Muneio—Director and Chief Executive Officer. Mr. Muneio is a co-founder and 50% owner of Bequest Capital, LLC, the Company’s sole stockholder, and serves as Managing Partner of Bequest Asset Management, LLC, the Company’s manager. Mr. Muneio is responsible for overseeing investment strategies, managing operational risk, and ensuring compliance with applicable securities and commodities laws and regulations. Mr. Muneio has extensive experience managing Regulation D 506(c) and Regulation A funds across private credit, distressed debt, fixed income, and energy infrastructure investments, and has previously held senior leadership roles, including Chief Operating Officer and Chief Investment Officer, at hedge fund startups and other investment management firms. Prior to his fund management career, Mr. Muneio spent approximately 16 years in senior roles at Fortune 100 companies, leading global infrastructure investments and product development initiatives. Mr. Muneio holds a Bachelor of Science in Management Information Systems and an Executive MBA, both from the University of South Florida. Mr. Muneio is also a principal of NDF1, LLC and is a Managing Partner of Bequest Funds, LLC.

Martin Saenz—Director and President. Mr. Saenz is a co-founder and 50% owner of Bequest Capital, LLC, the Company’s sole stockholder, and serves as a Managing Partner of Bequest Funds, LLC. Since 2009, Mr. Saenz has been a real estate investor, initially acquiring residential and commercial real estate properties in the Washington, D.C. area. In 2013, he launched a private fund focused on the residential mortgage note space, which currently holds approximately $75 million of assets under management. In 2019, Mr. Saenz co-founded Bequest Funds, LLC with Mr. Muneio, where he serves as a Managing Partner; Bequest Funds, LLC is an approximately $50 million Regulation D 506(c) income fund. Mr. Saenz is the author of five books, three of which focus on real estate investing strategies. Mr. Saenz holds a Bachelor of Arts in Philosophy from the University of Texas—San Antonio, an MBA from Drexel University, and a Master of Science in Project Management from George Washington University. Mr. Saenz is also a principal of NDF1, LLC and 2nd Chance Funding, LLC.

David Friedman—Director and Chief Financial Officer. Mr. Friedman has served as a director and as the Chief Financial Officer of the Company since September 15, 2025, succeeding P. James Hirchak, Jr. in those roles. Mr. Friedman also serves as the Chief Financial Officer of Bequest Asset Management, LLC, the Company’s manager. Mr. Friedman has more than 30 years of experience in accounting, finance, and investment operations, with roles spanning accounting, financial planning and analysis, investment banking, corporate development, investor relations, private equity, mergers and acquisitions, and family office leadership. From January 2007 to January 2017, Mr. Friedman served as Managing Director of Rockridge Capital Holdings, LLC, the family investment office for the late Frederick DeLuca, founder of Subway Restaurants. From January 2017 through his appointment with the Company on September 15, 2025, Mr. Friedman served as Managing Director of Warwick Capital Group, a private equity firm backed by a single-family office. Earlier in his career, Mr. Friedman also held Chief Financial Officer positions at various privately held companies. Mr. Friedman holds a Bachelor of Science in Business Administration in Finance and Economics from Western New England University.

James Keefe—Chief Commercial Officer. Mr. Keefe was promoted to Chief Commercial Officer of Bequest Capital, LLC effective January 1, 2025, and assumed the same role with Bequest Asset Management, LLC upon its appointment as the Company’s manager on March 31, 2026. Prior to his promotion, Mr. Keefe served in marketing, investor relations, and business development roles at Bequest Capital, LLC from September 2022 through December 2024. Mr. Keefe is also a member of the Investment Committee. Mr. Keefe has worked across a wide range of industries, including academia, non-profit, biotechnology, and investment management, with approximately 10 years of experience in investor relations management and support. Prior to joining Bequest Capital, LLC in September 2022, Mr. Keefe served in senior product development roles at United Therapeutics Corporation, a publicly traded biopharmaceutical company, from June 2019 to August 2022.

Involvement in Certain Legal Proceedings

No executive officer, member of the Manager, or significant employee or control person of our Company has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past 10 years.

MANAGEMENT COMPENSATION

Our directors and executive officers will not be separately compensated by us, but are instead compensated by our Parent, Bequest Asset Management, LLC, which owns 100% of our common units, and is entitled to receive 100% of the profits of the Company after it repays the Series A Bonds and all other debts. In addition to its ownership of Common Units, the Parent has a Management Services Agreement with the Company under which it is entitled to receive certain fees and reimbursements:

Fee	Timing of the Fee	Amount or Description of Fee
Management Fee	The Management Fee shall be invoiced by the Manager not later than the fifteenth (15th) day of the following month and paid by the Company within fifteen (15) Business Days of receipt of such invoice.	The Company pays BAM Manager a management fee accruing daily and payable monthly in arrears, equal to one-twelfth (1/12) of three percent (3.00%) of the Company’s AUM, calculated as of the last calendar day of each month.

Acquisition Fee	The Acquisition Fee shall be earned upon the closing of each transaction and paid to the Manager not later than fifteen (15) Business Days following such closing.	The Company pays BAM acquisition fees on investments acquired by the Company, calculated on a tiered basis ranging from 4.0% to 1.0% of the applicable gross purchase price of a particular asset. For each transaction, the Company will pay a 4% acquisition fee on the first $1,000,000, followed by a 3% acquisition fee on any amount between $1,000,000 and $5,000,000, followed by a 3% acquisition fee on any amount between $5,000,000 and $10,000,000, followed by a 1% on any amount above $10,000,000. Investments in or acquisitions from Affiliates of the Manager shall be eligible for the Acquisition Fee. Total fees are difficult to determine at this time, but are estimated in the section entitled “Use of Proceeds,” above.

Disposition Fee	The Disposition Fee shall be earned upon closing of the applicable sale and paid to the Manager not later than fifteen (15) Business Days following such closing.	The Company will pay BAM a disposition fee equal to one percent (1.00%) of the Gross Sale Price (as defined in the Management Services Agreement) of any Investment sold by the Company to a third party. No Disposition Fee shall be payable in respect of (a) the scheduled or contractual repayment, redemption, or refinancing of an Investment by the underlying obligor; (b) the maturity or pay-off of a loan in the ordinary course; or (c) the partial or complete redemption of a preferred equity, limited partner, or similar interest by the issuer thereof. Sales of Investments to Affiliates of the Manager shall be eligible for the Disposition Fee

Financing Fee	The Financing Fee shall be earned upon the closing or effectiveness of the applicable Credit Facility (or, in the case of an upsize, upon the effectiveness of such upsize) and paid to the Manager not later than fifteen (15) Business Days thereafter.	The Company will pay BAM a financing fee equal to one percent (1.00%) of the maximum principal amount available to be drawn under any credit facility, loan, line of credit, repurchase facility, warehouse facility, or other arrangement for borrowed money entered into by the Company that is arranged by the Manager

Reimbursable Expenses	The Manager shall submit invoices for Reimbursable Expenses with supporting documentation no less frequently than monthly, and the Company shall pay such invoices within fifteen (15) Business Days of receipt.	The Company shall reimburse the Manager for the following out-of-pocket expenses actually and reasonably incurred by the Manager in connection with the Services (a) fees and expenses of third-party service providers engaged on behalf of the Company, including loan servicers, custodians, fund administrators, transfer agents, auditors, accountants, tax advisors, counsel, and bond placement agents; (b) expenses associated with the offering, qualification, and ongoing compliance of the Bonds, including filing fees, “blue sky” fees, and offering circular preparation costs; (c) marketing and investor relations expenses; (d) due diligence expenses (including travel, third-party reports, and broken-deal expenses) incurred in connection with proposed Investments, whether or not consummated, provided that broken-deal expenses shall be allocated fairly among the Company and any other vehicle managed by the Manager that would have shared in the opportunity; (e) loan servicing fees, custodial fees, and transaction-level expenses incurred at the Investment level; (f) directors and officers, errors and omissions, and other insurance premiums maintained for the benefit of the Company; (g) regulatory filing fees, franchise taxes, and other governmental charges payable by the Company; and (h) any other expenses approved by the Company’s Board of Directors.

Any amount payable pursuant to the Management Services Agreement that is not paid when due shall accrue interest at a rate equal to the lesser of (a) the prime rate published in the Wall Street Journal on the date such payment was due plus two percent (2.00%) per annum, and (b) the maximum rate permitted by applicable law, in each case from the date due until paid in full.

As the owner of the Company, BAM will have the right to receive any proceeds after the Bondholders receive their interest. The amount of profits BAM will receive from owning the Company depends on a number of factors, including:

●	How much capital is raised in the Offering;

●	The investment returns the Company can achieve;

●	When those returns are achieved (the Company might not achieve the same return every year);

●	When the Company pays interest to Investors; and

●	The amount of expenses the Company incurs.

Given these variables, it is impossible to predict with any accuracy how much money BAM (and by extension, its owners and officers) will make from owning the Company.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Management Affiliates

Mr. Saenz and Mr. Muneio are principals in other companies involved in affiliated businesses. These Affiliates include, but are not limited to: Bequest Capital, LLC Bequest Legacy Fund I, LLC and Bequest Funds, LLC, Bequest Equity Fund V, LLC, CMJV2, LLC, CMJV3, LLC, Bequest Energy Fund I, LLC, NDF1, LLC, Lighted Signs Direct, Inc., MAK Business Resources, LLC, 2nd Chance Funding, LLC, New Day Funding, LLC and STM Properties, LLC.

The disclosure threshold for interested party transactions is the lesser of $120,000 and one percent of the average of the Company’s total assets at year’s end for the last two completed fiscal years, is approximately $22,450 for the year ended December 31, 2025, calculated as one percent of the average of the Company’s total assets at December 31, 2024 ($16,750) and at December 31, 2025 ($4,473,183). The transactions and relationships described below either exceeded that threshold during the reporting period or are otherwise material to an understanding of the Company’s relationships with its directors, Designated Officers, sole stockholder, and affiliates.

The Company is controlled, directly or indirectly, by Shawn Muneio and Martin Saenz. Mr. Muneio and Mr. Saenz together own 100% of the membership interests in Bequest Asset Management, LLC (each holding 50%), which in turn owns 100% of the issued and outstanding common stock of the Company. As a result, the relationships and transactions described herein involve inherent conflicts of interest.

Policy for Investments in Affiliates

A large portion of the funds raised in this Offering may be invested in companies owned and/or operated by affiliates of the Manager. The Company will determine the amount that it will invest in each of these companies and all investments will be made on the same terms and conditions that other third-party investors may invest in these companies. In all situations, the Company will ensure that the purchased assets are valued at market level pricing and will not pay a price in excess of such valuation for such assets. While the Company will take such steps to attempt to conduct these transactions at fair market value, there is no assurance that the Company will not overpay for these investments.

To ensure that the purchased assets are valued at market level pricing and that the company does not pay more than market level, the Company implements a comprehensive valuation and acquisition process. This process includes the following steps:

1. Market Research and Analysis:

Market Data: Utilize comprehensive market data from reliable sources to assess the current market trends, pricing, and demand for the types of assets being considered.

Economic Indicators: Monitor economic indicators and real estate market trends that could impact asset values, ensuring that our valuations are aligned with broader market conditions.

2. Internal Valuation Expertise:

In-House Analysts: Leverage the expertise of our in-house real estate analysts and valuation experts who will conduct detailed due diligence and perform their own valuation assessments.

Valuation Models: Develop and use sophisticated valuation models that incorporate numerous factors, including income potential, location, market trends, and risk assessments, to arrive at an accurate market value.

3. Due Diligence Process:

Comprehensive Due Diligence: Perform extensive due diligence on each potential acquisition, including financial analysis, property inspections, legal reviews, and environmental assessments.

Risk Assessment: Evaluate potential risks associated with each asset, such as market volatility, tenant stability, and property condition, and factor these risks into the valuation.

4. Negotiation Strategy:

Target Pricing: Establish target pricing based on the independent valuations and market analysis and adhere to these pricing guidelines during negotiations.

Negotiation Leverage: Use our findings from due diligence and market research as leverage during negotiations to ensure that we do not overpay for any asset.

5. Oversight and Governance:

Investment Committee Review: All potential acquisitions will be reviewed and approved by an investment committee composed of experienced professionals who will ensure that each purchase meets our valuation criteria.

Conflict of Interest Policies: Implement strict conflict of interest policies to ensure that all transactions are conducted at arm’s length and in the best interest of our investors.

By employing these rigorous valuation and acquisition procedures, the Company intends to ensure that all purchased assets are valued at market level pricing and that the Company does not pay a price more than such valuations. This disciplined approach not only protects our investors’ interests but also enhances the overall financial performance and stability of our investment portfolio.

Investment in Bequest Funds, LLC

During the year ended December 31, 2025, the Company acquired and held a preferred equity interest in Bequest Funds, LLC, an affiliate of the Company. Bequest Funds, LLC is a Regulation D 506(c) private fund. Mr. Saenz and Mr. Muneio serve as Managing Partners of Bequest Funds, LLC and have ownership interests in its sponsor.

For the year ended December 31, 2025, the Company’s transactions with Bequest Funds, LLC were as follows:

●	Cash contributions to Bequest Funds, LLC: $2,932,000;

●	Cash redemptions from Bequest Funds, LLC: $559,400;

●	Preferred return income recognized: $109,400 (of which $88,111 was received in cash during the year and $21,289 remained receivable from Bequest Funds, LLC at December 31, 2025, reported in due from affiliates); and

●	Net investment in Bequest Funds, LLC at December 31, 2025: $2,482,000.

The Company invested in Bequest Funds, LLC on the same terms as other similarly situated investors in that vehicle, including the same preferred return rate, redemption mechanics, and reporting practices.

Subsequent to December 31, 2025, Bequest Funds, LLC identified that it had, at various times, made operating preferred return payments earlier than permitted under its operating agreement. As of February 2026, Bequest Funds, LLC suspended payment of operating preferred returns while it evaluates the matter and determines appropriate remedial measures. Bequest Funds, LLC and Bequest Legacy Fund I, LLC (together, the “Affiliated Funds”) voluntarily reported this matter to the U.S. Securities and Exchange Commission. The Company is not itself the subject of the SEC matter or related investigations. Because this evaluation is ongoing, the potential effects on the carrying value of the Company’s investment in Bequest Funds, LLC, the related receivable and payable balances with Bequest Funds, LLC, and the recognition of preferred return income in future periods cannot be reasonably estimated as of the date of this offering circular. While the Company’s preferred returns continue to accrue and it is expected that Bequest Funds, LLC will resume payment of operating preferred returns within the next several months, the timing of such payments is not currently known. See also Note 13 to the financial statements included in this offering circular.

Committed Line of Credit from Bequest Legacy Fund I, LLC

The Company is party to a Committed Line of Credit Note dated April 8, 2024 (the “Line of Credit”) with Bequest Legacy Fund I, LLC, an affiliate of the Company. The Line of Credit has a drawdown limit of $100,000, bears interest at 12.0% per annum on outstanding balances, and was originally scheduled to mature on April 8, 2025. The maturity of the Line of Credit was extended on the same terms as the original Line of Credit, and the Line of Credit remains outstanding as of the date of this offering circular.

As of December 31, 2024, the outstanding balance under the Line of Credit (including accrued interest) was $37,307. During the year ended December 31, 2025, the Company did not pay any interest in cash to Bequest Legacy Fund I, LLC under the Line of Credit; instead, accrued interest was added to the principal balance. As of December 31, 2025, the outstanding balance under the Line of Credit (including accrued interest) was $51,462.

Bond Holdings by Directors, Officers, and Affiliates

P. James Hirchak, Jr., who served as a director and as the principal officer fulfilling the Chief Financial Officer function for the Company through September 15, 2025, holds Class A bonds of the Company in the aggregate principal amount of $5,000. This holding does not exceed the disclosure threshold under this Item 5 individually, but is disclosed for the avoidance of doubt given Mr. Hirchak’s prior role with the Company. To the knowledge of the Company, no other current or former director or Designated Officer, and no immediate family member of any director or Designated Officer, holds any of the Company’s bonds in an amount that exceeds the disclosure threshold under this Item 5.

Management Services Agreement and Management Fees

The Company is managed pursuant to a Management Services Agreement (the “Management Agreement”), which has been in effect since the Company’s inception. The Management Agreement was terminated as of March 31, 2026 and replaced with a new Management Services Agreement (“New Management Agreement”) with Bequest Asset Management, LLC. The counterparty providing services to the Company were as follows:

●	From January 1, 2025, through June 1, 2025, services under the Management Agreement were provided by LMMS Management, LLC, the original counterparty under the Management Agreement (dated April 1, 2024). LMMS Management, LLC was at the time owned by Bequest Capital, LLC, which itself is owned 50/50 by Mr. Muneio and Mr. Saenz. LMMS Management, LLC has since been dissolved.

●	From June 2, 2025, through March 30, 2026, services under the Management Agreement were provided by Bequest Capital, LLC, the Company’s sole stockholder, pursuant to an Assignment of Management Services Agreement dated June 2, 2025, by which LMMS Management, LLC assigned all of its right, title, and interest in the Management Agreement to Bequest Capital, LLC. As of the date of this offering circular, Bequest Capital, LLC is owned 50/50 by Mr. Muneio and Mr. Saenz.

●	Effective March 31, 2026, services to the Company are provided by Bequest Asset Management, LLC (“BAM”), pursuant to a New Management Services Agreement of that date. As of the date of this report, BAM’s membership interests are anticipated to be held by a combination of Mr. Muneio, Mr. Saenz, Mr. Friedman, Mr. Keefe, and outside investors. The respective membership percentages, the timing of admission of any outside members, and the other governance and economic terms applicable to BAM’s members are not finalized as of the date of this offering circular and remain subject to ongoing structuring. As of the date of this offering circular, BAM is owned 50/50 by Mr. Muneio and Mr. Saenz, and is expected to remain majority owned and controlled by Shawn Muneio and Martin Saenz for the foreseeable future.

Under the Management Services Agreement, the Company pays (i) a monthly management fee equal to an annualized rate of 3.0% of the Company’s assets under management, calculated based on the aggregate fair value of the Company’s assets without reduction for liabilities, (ii) an acquisition fees on investments acquired by the Company, calculated on a tiered basis ranging from 4.0% to 1.0% of the applicable gross purchase price, (iii) a disposition fee equal to 1.0% of the gross sale price of investments sold to third parties, and (iv) a financing fee equal to 1.0% of the maximum principal amount available under certain credit facilities arranged by the Parent. Please see “Management Compensation” for a description of fees and expenses that we will pay Management. The Management Services Agreement contains additional provisions, please refer to the full agreement attached as Exhibit 6.2 to the Company’s 2025 Annual Report, and incorporated by reference herein.

Other Affiliate Relationships

Mr. Muneio and Mr. Saenz are also principals of NDF1, LLC, and Mr. Saenz is a principal of 2nd Chance Funding, LLC, each of which is an affiliate of BAM and engages in lending and credit activities. The Company did not enter into any transactions with NDF1, LLC or 2nd Chance Funding, LLC during the year ended December 31, 2025. However, the Company may invest in, lend to, or otherwise transact with NDF1, LLC, 2nd Chance Funding, LLC, or other affiliates of BAM in future periods. Any such transactions will be subject to review by the Investment Committee and to the conflicts-of-interest considerations described below.

Conflicts of Interest

The Company’s Designated Officers and BAM face conflicts of interest in connection with the Company’s investments and operations, including as a result of the following:

Allocation of Investment Opportunities. BAM and its principals sponsor or manage other investment vehicles (including Bequest Funds, LLC and Bequest Legacy Fund I, LLC) and may sponsor or manage additional investment vehicles in the future. Investment opportunities suitable for the Company may also be suitable for these other vehicles, and BAM may be subject to conflicts in determining how to allocate such opportunities among the Company and other vehicles.

Affiliate Transactions. As described above, the Company has invested in, and continues to hold an interest in, Bequest Funds, LLC, an affiliate of BAM, and is a borrower under a Line of Credit from Bequest Legacy Fund I, LLC, an affiliate of BAM. Although these transactions have been entered into on terms intended to be substantially equivalent to those that would apply to a similarly situated unaffiliated investor or borrower, the Manager and its principals have an inherent conflict in evaluating, monitoring, and (where applicable) modifying the terms of these transactions on behalf of the Company.

Indirect Compensation Through the Manager. As described above, each of the Designated Officers has, or is expected to have, an indirect economic interest in the management fees, expense reimbursements, and other amounts received by BAM from the Company. As a result, each Designated Officer may have a financial incentive to favor decisions that increase the Company’s invested capital or that otherwise increase the amounts received by the Manager.

Common Control. Bequest Capital, LLC is the Company’s sole stockholder and was also BAM from June 2, 2025, through March 30, 2026. As a result, during that period, all decisions regarding the Company’s management, including decisions concerning compensation paid by the Company to BAM, were made by an entity that simultaneously served as the Company’s controlling stockholder. The Company’s directors include the two members of Bequest Capital, LLC, and the Designated Officers serve at the direction of BAM.

The Company’s policy with respect to affiliate transactions is that any such transaction must be (i) on terms substantially equivalent to those that would apply to a similarly situated unaffiliated counterparty and (ii) reviewed and approved by the Investment Committee. The Company has not adopted a separate written related-party transaction policy or charter.

Security Ownership of Management and Certain Owners

The Company has one class of ownership. The following table sets out, as of June 1, 2025, the voting interests of the Company and the Manager that are owned by executive officers and directors, and other persons holding more than 10% of any class of the Company’s voting securities or having the right to acquire those securities. The table assumes that all options and warrants have vested. The Company’s voting securities include all membership interests.

Name and Address of Beneficial Owner of Bequest Bonds I, Inc. 1255 N Gulfstream Ave #101 Sarasota, FL 34236	Title of Class	Amount and Nature of Beneficial Ownership	Percent
Bequest Asset Management LLC	Common Stock	100	100%

Name and Address of Beneficial Owner of Bequest Asset Management, LLC 1255 N Gulfstream Ave #101 Sarasota, FL 34236	Title of Class	Amount and Nature of Beneficial Ownership	Percent
Martin Saenz	Member	50	50%
Shawn Muneio	Member	50	50%

Bondholders will not hold or possess any ownership in the Company. The Company will be owned in its entirety by BAM.

Ownership of Bequest Asset Management, LLC

BAM was organized as a Delaware limited liability company on March 31, 2026, and was appointed as the Company’s manager on the same date. As of the date of this offering circular, the membership interests of BAM are anticipated to be held by a combination of Mr. Muneio, Mr. Saenz, Mr. Friedman, Mr. Keefe, and outside investors. The respective membership percentages, the timing of admission of any outside members, and the other governance and economic terms applicable to BAM’s members are not finalized as of the date of this offering circular and remain subject to ongoing structuring. BAM’s eventual ownership and economic structure may also be affected by a contemplated capital raise by BAM, the size, structure, and timing of which have not been finalized and which had not commenced as of the date of this offering circular. As of the date of this offering circular, BAM is owned 50/50 by Mr. Muneio and Mr. Saenz, and is expected to remain majority owned and controlled by Shawn Muneio and Martin Saenz for the foreseeable future.

Notwithstanding the foregoing, all management fees payable by the Company under the Management Agreement currently flow to BAM. As a result, each of Mr. Muneio, Mr. Saenz, Mr. Friedman, and Mr. Keefe has, or is expected to have, an indirect economic interest in the management fees received by BAM from the Company by virtue of their respective anticipated ownership interests in BAM.

EXPERTS

The financial statements of our Company for the period ended December 31, 2025, have been audited by Hill, Barth & King LLC, an independent auditor, as stated in its report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC an offering statement on Form 1-A under the Securities Act with respect to the interests offered by this Offering Circular. This Offering Circular does not contain all of the information included in the Offering Statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the interests to be sold in this offering, you should refer to the offering statement and its exhibits. Whenever we make reference in this offering circular to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the offering statement for copies of the actual contract, agreement or other document filed as an exhibit to the offering statement or such other document, each such statement being qualified in all respects by such reference. Upon the qualification of this offering, we will be subject to the informational requirements of Tier 2 of Regulation A and will be required to file annual reports, semi-annual reports, current reports and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website as soon as reasonably practicable after filing such documents with the SEC.

You can read the Offering Statement and our future filings with the SEC over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We will answer inquiries from potential investors concerning the interests, the Company and other matters relating to the offer and sale of the Shares under this Offering Circular. We will afford the potential investors the opportunity to obtain any additional information to the extent we possess such information or can acquire such information without unreasonable effort or expense that is necessary to verify the information in this Offering Circular.

Requests and inquiries regarding this offering circular should be directed to:

Bequest Bonds I, Inc.
1255 N Gulfstream Ave #101
Sarasota, FL 34236
941.957.9979
Email: hello@bqfunds.com

We will provide requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense.

Bequest Bonds I, Inc.

Financial Statements and Report as of December 31, 2025 and 2024

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders

of Bequest Bonds I, Inc.

Disclaimer of Opinion

We were engaged to audit the accompanying financial statements of Bequest Bonds I, Inc. (a Delaware corporation) (the “Company”), which comprise the statements of assets and liabilities as of December 31, 2025 and 2024, and the related statements of operations, changes in accumulated deficit, cash flows, and schedule of investments for the years then ended, and the related notes to the financial statements.

We do not express an opinion on the financial statements of Bequest Bonds I, Inc., referred to above. Because of the significance of the matters described in the Basis for Disclaimer of Opinion section of our report, we have not been able to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion on the financial statements.

Basis for Disclaimer of Opinion

As described in Note 3 to the financial statements, the Company has recorded investments, including its investments in a private investment company, stated at $2,482,000, and mortgage loans, stated at $1,502,895, for which we were unable to obtain sufficient appropriate audit evidence regarding fair value. With respect to the investments in a private investment company, management’s policy is to value such investments at their net asset value as reported by the underlying funds in accordance with their respective offering memorandums and to apply the practical expedient on an investment-by-investment basis; however, we were unable to obtain sufficient appropriate audit evidence to support the net asset values reported by the underlying funds, including adequate support for the underlying fund net asset value calculations or independent corroboration. With respect to the mortgage loans, we were unable to obtain sufficient appropriate audit evidence supporting the existence of the related mortgage loans, including the existence assertion, and the valuation methodologies, significant assumptions, and inputs used by management to estimate fair value. We were also unable to satisfy ourselves concerning those amounts by performing alternative auditing procedures.

Also, as described in Note 3 to the financial statements, investments in private investment companies and mortgage loans, including investments for which fair value measurement is required, are carried at cost rather than at fair value in accordance with accounting principles generally accepted in the United States of America. Under Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, and the Company’s stated accounting policies, such investments should be measured at fair value or net asset value, with related changes recognized in accordance with the applicable financial reporting framework. The effects of this departure from accounting principles generally accepted in the United States of America on the accompanying financial statements have not been determined.

In addition, as described in Note 2 to the financial statements, the Company has not recorded a provision for current and deferred income taxes as required by accounting principles generally accepted in the United States of America. Under ASC 740, Income Taxes, management is required to recognize current and deferred income taxes, as applicable. The effects of this departure from accounting principles generally accepted in the United States of America on the accompanying financial statements have not been determined.

In addition, as described in Note 10 to the financial statements, the Company has recorded a liability related to bonds issued to investors in the amount of $4,640,367. The Company engages an independent third-party service provider to administer the bondholder records and provide related schedules and reports. We obtained schedules of bond series and related balances from this third-party service provider and used those schedules in performing our audit procedures over the bondholder liability; however, we were unable to reconcile the information provided by the third-party service provider to the liability recorded by the Company, and we were unable to obtain sufficient appropriate audit evidence regarding the accuracy and completeness of the recorded liability balance. In addition, we were unable to obtain sufficient appropriate audit evidence to properly audit, confirm, or test the appropriate current and noncurrent classification of the payable to bondholders balance at December 31, 2025. We were also unable to satisfy ourselves by performing alternative auditing procedures. Accordingly, we were unable to obtain sufficient appropriate audit evidence about whether adjustments might be necessary to the recorded bondholder liability.

HILL, BARTH & KING LLC | 1500 LAKE SHORE DRIVE, SUITE 120 | COLUMBUS, OH 43204 | TEL 614-228-4000 | FAX 614-228-4040 | HBKCPA.COM

In addition, as described in Note 12 to the financial statements, the Company did not provide subsequent-period general ledger details and interim financial statements for the period (1/1/2026 through 5/15/2026) on a timely basis. As a result, we were unable to perform certain required audit procedures relating to subsequent events and period-end cut-off. Accordingly, the possible effects of undetected misstatements on the accompanying financial statement could be both material and pervasive.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company’s limited operating history, recurring operating losses, accumulated deficit, and dependence on external financing to fund operations over the next twelve months raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Prior Period Financial Statements

The financial statements of Bequest Bonds, I, Inc. as of December 31, 2024 were audited by other auditors whose report dated February 6, 2025, on those statements expressed an unmodified opinion and included a going concern section that described the fact that the Company was recently incorporated and had yet to receive financing or begin full operations as discussed in Note 5 to the 2024 financial statements.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Bequest Bonds I, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our responsibility is to conduct an audit of Bequest Bonds I, Inc.’s financial statements in accordance with auditing standards generally accepted in the United States of America and to issue an auditor’s report. However, because of the matter described in the Basis for Disclaimer of Opinion section of our report, we were not able to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion on these financial statements.

We are required to be independent of Bequest Bonds I, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit.

Columbus, Ohio

May 15, 2026

BEQUEST BONDS I, INC.

STATEMENTS OF ASSETS AND LIABILITIES

(Expressed in United States Dollars)

December 31, 2025 and December 31, 2024

	2025	2024
Assets
Current assets
Cash and cash equivalents	$462,249	$-
Due from affiliates	21,289	-
Interest receivable	2,046	-
Prepaid expenses	-	16,750
Other receivables	2,704	-
Total current assets	488,288	16,750
Non-current assets
Investment in private investment company	2,482,000	-
Mortgage loans held for investment	1,502,895	-
Total non-current assets	3,984,895	-
Total assets	$4,473,183	$16,750
Liabilities and accumulated deficit
Current liabilities
Payable to bondholders	$4,640,367	$-
Due to affiliates	51,462	54,057
Management fees payable	45,981	-
Professional fees payable	23,623	835
Total current liabilities	4,761,433	54,892
Total liabilities	4,761,433	54,892
Accumulated deficit	(288,250)	(38,142)
Total liabilities and accumulated deficit	$4,473,183	$16,750

See accompanying notes to financial statements.

BEQUEST BONDS I, INC.

STATEMENTS OF OPERATIONS

(Expressed in United States Dollars)

For the years ended December 31, 2025 and December 31, 2024

	2025	2024*
Investment income
Preferred return	$109,400	$-
Interest income	18,455	-
Dividend income	8,797	-
Total investment income	136,652	-
Expenses
Interest expenses	122,732	1,988
Professional fees	120,354	21,000
Management fees	57,960	-
Brokerage and commissions	36,677	-
Administration fees	27,000	-
Filing costs	-	15,154
Other expenses	26,135	-
Total expenses	390,858	38,142
Net investment loss	(254,206)	(38,142)
Realized and change in unrealized gain
Net realized gain from mortgage loans	422	-
Net realized gain from securities	341	-
Net unrealized gain from mortgage loans	3,335	-
Net realized and change in unrealized gain	4,098	-
Net loss	$(250,108)	$(38,142)

*	For the period (since inception on February 15, 2024) ended December 31, 2024

See accompanying notes to financial statements.

BEQUEST BONDS I, INC.

STATEMENTS OF CHANGES IN ACCUMULATED DEFICIT

(Expressed in United States Dollars)

For the years ended December 31, 2025 and December 31, 2024

	Manager	Stockholders	Total
Accumulated deficit, February 15, 2024*	$-	$-	$-
Allocation of net loss:
Pro-rata allocation	(38,142)	-	(38,142)
	(38,142)	-	(38,142)
Accumulated deficit, December 31, 2024	$(38,142)	$-	$(38,142)
Accumulated deficit, January 1, 2025	$(38,142)	$-	$(38,142)
Allocation of net loss:
Pro-rata allocation	(250,108)	-	(250,108)
	(250,108)	-	(250,108)
Accumulated deficit, December 31, 2025	$(288,250)	$-	$(288,250)

*	For the period (since inception on February 15, 2024) ended December 31, 2024

See accompanying notes to financial statements.

BEQUEST BONDS I, INC.

STATEMENTS OF CASH FLOWS

(Expressed in United States Dollars)

For the years ended December 31, 2025 and December 31, 2024

	2025	2024 *
Cash flows from operating activities
Net loss	$(250,108)	$(38,142)
Adjustments to reconcile net loss to net cash used in operating activities:
Net realized gain from mortgage loans	(422)	-
Net realized gain from securities	(341)	-
Net unrealized gain from mortgage loans	(3,335)	-
Changes in operating assets and liabilities:
Due from affiliates	(21,289)	-
Interest receivable	(2,046)	-
Prepaid expenses	16,750	(16,750)
Other receivables	(2,704)	-
Due to affiliates	(2,595)	54,057
Management fees payable	45,981	-
Professional fees payable	22,788	835
Net cash used in operating activities	(197,321)	-
Cash flows from investing activities
Purchases of mortgage loans	(1,502,895)	-
Proceeds from sale of mortgage loans	3,757	-
Purchases of securities	(2,405,729)	-
Proceeds from sale of securities	2,406,070	-
Contributions to investments in private investment company	(2,932,000)	-
Redemptions of capital from investments in private investment company	450,000	-
Net cash used in investing activities	(3,980,797)	-
Cash flows from financing activities
Proceeds from issuance of bonds payable to bondholders	4,640,367	-
Net cash provided by financing activities	4,640,367	-
Net increase in cash and cash equivalents	462,249	-
Cash and cash equivalents, beginning of year	-	-
Cash and cash equivalents, end of year	$462,249	$-
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$122,732	$1,988

*	For the period (since inception on February 15, 2024) ended December 31, 2024

See accompanying notes to financial statements.

BEQUEST BONDS I, INC.

SCHEDULE OF INVESTMENTS

(Expressed in United States Dollars)

December 31, 2025

	Maturity/pay off date range	Interest rate range	Percentage of net assets	Fair Value
Investments in private investment company, at net asset value
United States
Bequest Funds, LLC			(861.06)%	$2,482,000
Total investments in private investment company, at net asset value			(861.06)%	$2,482,000
Investments in mortgage loans, at fair value
United States
California	03/01/2040-03/01/2055	11.38%-11.75%	(84.14)%	$242,538
New Jersey	08/01/2035-04/01/2040	12.25%-14.75%	(79.99)	230,576
Florida	02/01/2055-07/01/2055	10.38%-11.75%	(69.46)	200,218
Pennsylvania	02/01/2035-05/01/2040	11.25%-13.25%	(56.25)	162,140
New Mexico	04/01/2035	11.50%	(45.40)	130,868
Texas	04/01/2035-03/01/2040	12.38%-14.50%	(40.14)	115,701
Wisconsin	05/01/2055	11.63%	(36.67)	105,710
Arizona	04/01/2040-05/01/2040	12.25%-13.13%	(35.54)	102,437
Ohio	02/01/2035	11.75%	(25.18)	72,587
Nebraska	04/01/2035	12.75%	(17.85)	51,465
Maryland	04/01/2035	11.13%	(15.68)	45,207
Michigan	05/01/2035	13.00%	(7.99)	23,030
Oklahoma	12/01/2039	12.50%	(7.08)	20,418
Total investments in mortgage loans, at fair value			(521.37)%	$1,502,895

*	For the period (since inception on February 15, 2024) ended December 31, 2024, the Company did not hold any investments.

See accompanying notes to financial statements.

BEQUEST BONDS I, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and December 31, 2024

1. Organization

Nature of operations

Bequest Bonds I, Inc. (the “Company”) is a Delaware corporation that invests in performing, re-performing, and non-performing residential mortgage loans (and related instruments) and, on a more limited basis, business loans, private real estate loans, and preferred equity and limited partner interests in target companies and funds engaged in similar activities. The Company funds these investments primarily with proceeds from the sale of its bonds and intends to repay its bonds with the proceeds of those investments. The Company is owned entirely by Bequest Capital, LLC, and its principal executive offices are located at 1255 N Gulfstream Avenue, Suite 101, Sarasota, Florida 34236.

The Company was originally formed as a Delaware limited liability company on February 15, 2024 under the name “Bequest Bonds I, LLC.” On August 30, 2024, the Company filed a Certificate of Conversion and Certificate of Incorporation with the Delaware Secretary of State pursuant to Section 265 of the Delaware General Corporation Law, converting from a limited liability company into a Delaware stock corporation under the name “Bequest Bonds I, Inc.”

The Company is offering a maximum of $75,000,000 in its Series A Bonds (the “Bonds”) pursuant to its offering circular. The purchase price is $1,000 per Series A Bond with a minimum purchase amount of $1,000 (the “Minimum Purchase Amount”); however, the Company, in the Manager’s sole discretion, reserves the right to accept lesser purchase amounts.

The Bonds described in the offering circular will be offered and sold on a continuous basis directly through the website www.bqfunds.com.

The aggregate initial offering price of the Bonds will not exceed $75,000,000 in any 12-month period, and there is no minimum number of Bonds that need to be sold as a condition of closing this offering. This Offering is being conducted on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold in this offering.

An investment in the Company involves numerous risks and uncertainties, including the following:

●	We have a limited operating history and may not be able to operate our business successfully or generate sufficient cash flows to accomplish our business objectives;

●	We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives;

●	We have set the offering price in this Offering arbitrarily and it may not reflect the value of the Bonds; and

●	There is no minimum amount required as a condition of our accepting subscriptions and using the funds raised in this offering.

2. Summary of significant accounting policies

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), as detailed in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”), except as described in the GAAP departures discussed under the captions “Fair value – valuation techniques and inputs” and “Income taxes” below and in Note 3 and Note 10. The financial statements have been prepared on the accrual basis of accounting. The Company is an investment company and follows the accounting and reporting guidance in FASB ASC Topic 946, Financial Services - Investment Companies.

Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include short-term investments and highly liquid investments in money market instruments with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates fair market value. As of December 31, 2025, the Company held $462,249 as cash and cash equivalents in the statements of assets and liabilities. As of December 31, 2024, the Company did not hold any cash and cash equivalents in the statements of assets and liabilities.

Fair value – definition and hierarchy

GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company is able to access.

Level 2 - Valuations based on inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly. These inputs may include (a) quoted prices for similar assets in active markets; (b) quoted prices for identical or similar assets in markets that are not active; (c) inputs other than quoted prices that are observable for the asset; or (d) inputs derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Valuations based on inputs that are unobservable and significant to the entire fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair value – valuation techniques and inputs

Mortgage loans

The Company’s stated accounting policy is to measure mortgage loans at fair value, with changes in fair value recognized as unrealized gains or losses in the statements of operations for the applicable reporting period. Fair value would reflect management’s estimate of the price that would be received to sell the mortgage loans in an orderly transaction between market participants at the measurement date.

Interest income on mortgage loans is recognized based on the stated contractual interest rate and reported in interest income as earned. Interest receivable is accrued only when collection of such amounts is considered probable.

Departure from U.S. GAAP. Accounting principles generally accepted in the United States of America (U.S. GAAP) require the Company’s mortgage loans to be measured at fair value, with related changes recognized in the statements of operations, in accordance with ASC 820. Currently, the Company’s mortgage loans are carried at historical cost. Management has not completed valuation procedures sufficient to support a fair value measurement under ASC 820 for these instruments as of the reporting date, and the Company has not obtained an independent third-party valuation of the mortgage loan portfolio. The effects of this departure from U.S. GAAP on the accompanying financial statements have not been determined. See Note 3.

The Company invests in mortgage loans for which no readily available observable market prices exist. When fair value is determined, the Company expects to use valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. These valuation techniques may include discounted cash flow models that incorporate assumptions regarding market interest rates, borrower credit risk, expected prepayment speeds, and collateral values.

Mortgage loan fair values, when measured, would not be adjusted for discounts, premiums, deferred loan origination fees, or origination costs, as these items are intended to be reflected in the fair value measurement. Principal payments received reduce the carrying value of the mortgage loans.

The Company performs a credit risk assessment of each borrower at least annually. Changes in credit quality, market conditions, or other relevant factors are expected to be reflected directly in the fair value of the mortgage loans and result in corresponding unrealized gains or losses recognized in earnings for the period.

Because the Company’s stated policy is to carry mortgage loans at fair value, no allowance for loan losses is recorded, as credit risk is intended to be incorporated into the fair value measurement.

Private investment company

The Company’s stated accounting policy is to value investments in private investment company at their net asset value (NAV) as reported by the underlying funds in accordance with their respective offering memorandums. The Company applies, or intends to apply, the NAV practical expedient, as permitted under ASC 820 (Fair Value Measurement), to its investments in private investment companies on an investment-by-investment basis, and consistently with the Company’s entire position in private investment company, unless it is probable that the Company will sell a portion of an investment at an amount different from the net asset valuation.

Departure from U.S. GAAP: U.S. GAAP requires the Company’s investment in private investment company to be measured at fair value, or at net asset value (NAV) as permitted under the practical expedient in ASC 820. Currently, the Company’s investment in an affiliated private investment company is carried at historical cost. Because the underlying affiliated fund is not subject to an independent annual audit, management is unable to obtain sufficient, verifiable third-party audit evidence (such as audited financial statements of the underlying fund) required to substantiate a fair value or NAV measurement. The effects of this departure from U.S. GAAP on the accompanying financial statements have not been determined. See Note 3.

Investment transactions

Investment transactions are accounted for on a trade-date basis. Realized gains and losses on investment transactions are determined using the first-in-first-out (FIFO) method. Net unrealized gains or losses are reported on the statements of operations.

Preferred return income is recorded when earned and is derived from the Company’s investment in private investment company.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Income taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are intended to be recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and uses a calendar year end for income tax reporting purposes.

Departure from U.S. GAAP: Under ASC 740, Income Taxes, management is required to recognize current and deferred income taxes, as applicable. As of December 31, 2025, the Company has not recorded a provision for current and deferred income taxes. Management is in the process of evaluating the Company’s current and deferred tax positions, including the recognition and measurement of deferred tax assets attributable to net operating loss carryforwards and other temporary differences, and the related need for any valuation allowance. The effects of this departure from accounting principles generally accepted in the United States of America on the accompanying financial statements have not been determined.

Comprehensive income

The Company does not have any comprehensive income items other than net loss.

Recent accounting pronouncements

Adoption of Accounting Standard Update (“ASU”) 2022-03, Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions

On January 1, 2025, the Company adopted ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. This update clarifies that contractual sale restrictions that are specific to the holder of a digital asset (e.g., lock-up agreements) are not considered part of the unit of account of the digital asset and, therefore, should not be considered in measuring fair value under ASC 820.

In accordance with the specialized transition guidance for investment companies under ASC Topic 946, the Company applied the amendments to a digital asset that became subject to a contractual sale restriction (or when an existing contractual restriction is modified) on or after the date of adoption. For a digital asset that became subject to a contractual sale restriction before the date of adoption, the Company continued to account for this digital asset using the accounting policy applied before the adoption of the amendments until such restriction expires or is modified. The adoption of this standard did not have a material impact on the Company’s Statements of Assets and Liabilities, Statements of Operations, Statements of Changes in Accumulated Deficit, Statements of Cash Flows, or Schedule of Investments.

3. Fair value measurements

The Company’s stated accounting policy is that its investments are to be recorded at fair value and categorized based upon a fair value hierarchy as described in the Company’s significant accounting policies in Note 2.

Departure from U.S. GAAP: U.S. GAAP requires the Company’s investments to be recorded at fair value, or at net asset value (NAV) as a practical expedient, in accordance with ASC 820. Currently, the Company’s investment in an affiliated private investment company is carried at its historical cost. Because the underlying affiliated fund is not subject to an independent annual audit, management is unable to obtain sufficient, verifiable third-party audit evidence (such as audited financial statements of the underlying fund) required to substantiate a fair value or NAV measurement. The effects of this departure from U.S. GAAP on the accompanying financial statements cannot be reasonably determined.

The table below presents the Company’s investments as if they had been categorized within the fair value hierarchy based on management’s current expectation of the inputs that would be used to measure fair value, notwithstanding the GAAP departure described above. The following table presents information about the Company’s investments as of December 31, 2025:

Description	Level 1	Level 2	Level 3	Practical expedient	Total
Assets (at carrying value)
Private Investment company	$-	$-	$-	$2,482,000	$2,482,000
Mortgage loans	-	-	1,502,895	-	1,502,895
Total assets	$-	$-	$1,502,895	$2,482,000	$3,984,895

The Company did not have any investments as of December 31, 2024.

The Company did not have any transfers between any levels of the fair value hierarchy during the year ended December 31, 2025.

The following table summarizes the Company’s investment in private investment company for which the Company’s stated policy is to measure fair value using the NAV practical expedient as of December 31, 2025. As described above, this investment is carried at cost as of December 31, 2025, which represents a departure from U.S. GAAP.

Class of Investment	Carrying value at December 31, 2025	Unfunded commitments	Redemption frequency	Redemption notice period
Private investment company	$2,482,000	$-	NA	NA

4. Accumulated deficit

Under the articles of incorporation, the total number of common shares of stock that the Company shall have authority to issue is 75,000 shares with a $1,000 par value per share. As of December 31, 2025 and December 31, 2024, no shares have been issued.

5. Operating agreements

The Company is managed pursuant to a Management Services Agreement (the “Management Agreement”) originally entered into on April 1, 2024. During the year ended December 31, 2025, the counterparty providing services to the Company under the Management Agreement changed once, as follows:

●	From January 1, 2025 through June 1, 2025, services under the Management Agreement were provided by LMMS Management, LLC, the original counterparty under the Management Agreement. LMMS Management, LLC was owned by Bequest Capital, LLC, which itself is owned 50/50 by Shawn Muneio and Martin Saenz. LMMS Management, LLC has since been dissolved.

●	From June 2, 2025 through December 31, 2025, services under the Management Agreement were provided by Bequest Capital, LLC, the Company’s sole stockholder, pursuant to an Assignment of Management Services Agreement dated June 2, 2025, by which LMMS Management, LLC assigned all of its right, title, and interest in the Management Agreement to Bequest Capital, LLC.

Effective March 31, 2026, services to the Company are provided by Bequest Asset Management, LLC, pursuant to a new Management Services Agreement of that date, replacing Bequest Capital, LLC in that role. See Note 13.

6. Related party transactions

Management fees

The Manager depends upon the fees and other compensation that it receives in connection with the management of the Company’s assets to conduct its operations. Under the Management Agreement, the Company pays the Manager a fee calculated as an annualized 3% of the total sum of invested monies, calculated as of the last calendar day of the month. Additionally, the Manager is entitled to reimbursement in the amount of $45,000 for startup and administrative costs.

For the year ended December 31, 2025, the Company incurred $57,960 of management fees in the aggregate, all of which were paid or payable to LMMS Management, LLC and Bequest Capital, LLC for the respective periods during which each acted as Manager. Of this amount, $45,981 remains payable as of December 31, 2025. For the period (since inception on February 15, 2024) ended December 31, 2024, the Company did not incur management fees.

Investment in Bequest Funds, LLC

During the year ended December 31, 2025, the Company acquired and held a preferred equity interest in Bequest Funds, LLC, an affiliate of the Company under common ownership and control. Bequest Funds, LLC is a Regulation D 506(c) private fund of which Mr. Saenz and Mr. Muneio serve as Managing Partners and in which they hold ownership interests in the sponsor.

For the year ended December 31, 2025, the Company’s transactions with Bequest Funds, LLC were as follows: cash contributions to Bequest Funds, LLC of $2,932,000; cash redemptions of capital from Bequest Funds, LLC of $559,400; preferred return income recognized of $109,400, of which $88,111 was received in cash during the year and $21,289 remained receivable at December 31, 2025 (reported in due from affiliates); and net investment in Bequest Funds, LLC at December 31, 2025 of $2,482,000. The Company invested in Bequest Funds, LLC on the same terms as other similarly situated investors in that vehicle, including the same preferred return rate, redemption mechanics, and reporting practices.

Due from affiliates

The Company’s due from affiliates are all with related parties under common control. All amounts are due on demand and are classified as short-term. As of December 31, 2025, the receivable from Bequest Funds, LLC reported in the statement of assets and liabilities amounts to $21,289 and represents amounts due from affiliates for preferred returns receivable from Bequest Funds, LLC.

Due to affiliates

The Company’s amounts due to affiliates are all with related parties under common control. All amounts are due on demand and are classified as short-term. The Company has entered into a Line of Credit with its affiliate, Bequest Legacy Fund I, LLC, on April 8, 2024. The revolving line of credit has a drawdown limit of $100,000 and bears interest at 12% per annum on all outstanding balances during the term. The Line of Credit, originally scheduled to mature on April 8, 2025, is due on demand.

For the year ended December 31, 2025, the Company incurred $5,265 of interest under the Line of Credit. The Company did not pay any interest in cash to Bequest Legacy Fund I, LLC during the year; instead, accrued interest was added to the principal balance. As of December 31, 2025, amounts due to affiliates totaled $51,462, representing the outstanding balance under the Line of Credit (including accrued interest) payable to Bequest Legacy Fund I, LLC, and are included in the statements of assets and liabilities. As of December 31, 2024, amounts due to affiliates totaled $54,057, consisting of $37,307 payable to Bequest Legacy Fund I, LLC and $16,750 payable to Bequest Capital, LLC. These amounts represent payments made to or on behalf of the Company and are reported in the statements of assets and liabilities.

7. Administrative services

Formidium Corp. (the “Administrator”) serves as the Company’s administrator and performs certain administrative and accounting services on behalf of the Company.

8. Commitments and contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations. The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

9. Going concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company was recently incorporated and has a limited operating history. While the Company has raised funds from bondholders, which have since been invested, it continues to incur recurring operating losses and has accumulated a deficit since inception. The Company remains dependent on external financing to fund its operations and meet its obligations over the next 12 months. These factors, including the Company’s limited operating history, recurring operating losses, accumulated deficit, and dependence on external financing, raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date these financial statements were available to be issued.

Management has evaluated these conditions and has developed a plan to raise additional funds through a Regulation A offering to support ongoing operations and future growth. While management believes this plan will provide the necessary capital to sustain operations, these plans are not fully within the Company’s control and cannot be assured of success. Accordingly, substantial doubt about the Company’s ability to continue as a going concern has not been alleviated. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

10. Payable to bondholders

As of December 31, 2025, $4,640,367 is presented as payable to bondholders on the statements of assets and liabilities. The Company has issued multiple series of unsecured bonds (Series A through Series F) to third-party investors pursuant to the Company’s Regulation A offering. The bonds generally bear interest at fixed stated rates ranging from 5% to 8% per annum, were issued on various dates during 2025, and mature on various dates through 2030. Interest is generally payable monthly in arrears and principal is due at maturity, subject to the specific terms of each series (including, as applicable, optional redemption provisions). The net proceeds from the issuance of the bonds were used for investment purposes.

The Company engages an independent third-party service provider to administer the bondholder records and provide related schedules and reports. The recorded liability of $4,640,367 reflects management’s best estimate of the obligation to bondholders as of December 31, 2025 based on the information available to management as of the date these financial statements are available to be issued.

Departure from U.S. GAAP: U.S. GAAP requires the separate classification and disclosure of the current and noncurrent portions of long-term liabilities. The Company has not separately disclosed the current and noncurrent portions of the payable to bondholders as of December 31, 2025, and the entire balance of $4,640,367 has been presented as a current liability in the statements of assets and liabilities. Management has not completed the procedures necessary to determine and present the appropriate short-term and long-term breakout of the payable to bondholders balance as of December 31, 2025, including with respect to the related accuracy, classification, and presentation assertions. The effects of this departure from U.S. GAAP on the accompanying financial statements have not been determined.

11. Financial highlights

The Company does not have any classes of common shares or other non-managing investor equity interests outstanding. Accordingly, there are no classes of common shares for which financial highlights are required, and financial highlights have not been presented for the years ended December 31, 2025 and 2024.

12. Subsequent-period information

Subsequent-period general ledger details and interim financial statements for the period from January 1, 2026 through May 15, 2026 were not made available to the Company’s independent auditors. As a result, certain procedures relating to subsequent events and period-end cut-off, and related audit evidence regarding transactions and events occurring during that period, could not be performed prior to the date these financial statements are available to be issued. Management is in the process of completing and reconciling the Company’s general ledger and interim financial information for that period and intends to make such information available in connection with subsequent reporting periods. The possible effects of any undetected misstatements on the accompanying financial statements that may result from the unavailability of this information have not been determined.

13. Subsequent events

The Company has performed an evaluation of subsequent events through May 15, 2026, which is the date that the financial statements were available to be issued. Due to the Company’s inability to obtain complete general ledger detail and interim financial information for the period from January 1, 2026 through May 15, 2026, management’s evaluation of subsequent events was based on incomplete underlying accounting records for that period. Accordingly, additional subsequent events may exist that have not been identified.

Manager change

On March 31, 2026, the Company appointed Bequest Asset Management, LLC as the Company’s manager pursuant to a new Management Services Agreement of that date, replacing Bequest Capital, LLC in that role. Bequest Asset Management, LLC was organized as a Delaware limited liability company on March 31, 2026. The membership interests of Bequest Asset Management, LLC are anticipated to be held by a combination of Mr. Muneio, Mr. Saenz, Mr. Friedman, Mr. Keefe, and outside investors. The Investment Committee was also reconstituted in connection with the management transition and, as of the date these financial statements are available to be issued, consists of three (3) members: Shawn Muneio, David Friedman, and James Keefe.

Investigation and voluntary self-report to the Securities and Exchange Commission by affiliates

Subsequent to December 31, 2025, Bequest Funds, LLC and Bequest Legacy Fund I, LLC (together, the ‘Affiliated Funds’) identified that they had used investor capital contributions to fund operating preferred return payments earlier than permitted under their operating agreements and voluntarily reported this matter to the U.S. Securities and Exchange Commission. The Affiliated Funds have suspended payment of operating preferred returns while they evaluate the matter and are conducting investigations and related procedures to assess any impacts on their operations and financial position.

The Company is not itself the subject of the SEC matter or related investigations. As described in Note 6, as of December 31, 2025 the Company held a preferred equity interest in Bequest Funds, LLC carried at $2,482,000 and had recognized preferred return income and recorded related receivables and payables with the Affiliated Funds. Because the investigations and evaluations by the Affiliated Funds and any regulatory outcomes are ongoing, the potential effects on the carrying value of the Company’s investment in Bequest Funds, LLC, the related receivable and payable balances, and the recognition of preferred return income in future periods cannot be reasonably estimated as of the date these financial statements are available to be issued.

Other than the matters described above, management has not identified any subsequent events that would require disclosure or recognition in the financial statements.